Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

DOMTAR CORPORATION,

KARTA HALTEN B.V.,

and

PEARL MERGER SUB INC.

and

PAPER EXCELLENCE B.V.

and

HERVEY INVESTMENTS B.V.

Dated as of May 10, 2021

i

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 10, 2021, among Domtar Corporation, a Delaware corporation (the “Company”), Karta Halten B.V., a private limited company organized under the laws of the Netherlands (“Parent”), and Pearl Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Paper Excellence B.V., a private limited company organized under the laws of the Netherlands (“Pearl 1”), and Hervey Investments B.V., a private limited company organized under the laws of the Netherlands (“Pearl 2” and, together with Parent and Pearl 1, the “Parent Parties”). The Parent Parties, Merger Sub and the Company are referred to individually as a “Party” and collectively as “Parties”.

R E C I T A L S

WHEREAS, the Company, Parent and Merger Sub desire to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each share of common stock, par value $0.01 per share, of the Company (the “Company Stock”), shall be converted into the right to receive $55.50 in cash, without interest (the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions contained herein, and (iv) resolved to recommend that the Company’s stockholders approve the adoption of this Agreement (the “Company Board Recommendation”);

WHEREAS, the boards of directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as set forth herein.

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. As used herein, the following terms have the following meanings:

“Aboriginal Claims” means any and all claims, whether proven or unproven, by any person to or in respect of: (i) rights, title or interests of any Aboriginal Group by virtue of its status as an Aboriginal Group; (ii) treaty rights; or (iii) specific or comprehensive claims being considered by any Governmental Authority; and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Closing.

“Aboriginal Group” means any First Nation, Métis, or Inuit community, aboriginal group or person, Indian Act band, tribal council, band council or other aboriginal group, person or organization in Canada or the United States of America.

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement (provided that any such agreement need not contain any “standstill” or similar provisions) and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to Section 7.2.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.), as amended, (b) the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34 (Canada), as amended, (c) the U.K. Bribery Act 2010, as amended, and (d) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws and Orders of each jurisdiction in which the Company or any of its Subsidiaries operate and in which any officer, director, employee, agent and Affiliate thereof acting on behalf of the Company or any of its Subsidiaries is conducting or has conducted business involving the Company or any of its Subsidiaries.

“Anti-Money Laundering Laws” means anti-money laundering-related Laws and Orders applicable to the Company and any of its Subsidiaries and their respective operations from time to time, including the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, S.C. 2000, c. 17 (Canada), as amended.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or Toronto, Ontario are authorized or required by Law to be closed.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition under the Competition Act or any Person delegated with the authority to act on behalf of the Commissioner of Competition.

“Company Acquisition Proposal” means any offer, proposal or indication of interest (whether or not in writing) from any Person or group (other than Parent or Merger Sub or any of their Affiliates) relating to, or that would reasonably be expected to lead to, whether in a single transaction or series of related transactions: (i) any direct or indirect lease, exchange, license, transfer, sale or other disposition (including by way of any merger, consolidation, amalgamation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) of businesses or assets (including equity interests in Subsidiaries) that constitute or account for more than 20% of the consolidated assets, revenue or net income of the Company and its Subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries pursuant to which any such Person or group would own or control, directly or indirectly, more than 20% of the outstanding equity interests or voting power in, or of any class of capital stock of, the Company, any of the Company’s Subsidiaries directly or indirectly holding, individually or taken together, the businesses or assets referred to in clause (i) above, or the resulting entity of such transaction; or (iii) any related combination of the foregoing.

“Company Adverse Recommendation Change” means any of the following actions by the Company Board or any committee thereof: (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include it in the Proxy Statement, (iii) adopting, approving, recommending, endorsing or otherwise declaring advisable, or otherwise proposing publicly to adopt, approve, recommend, endorse or otherwise declare advisable, any Company Acquisition Proposal, (iv) if a Company Acquisition Proposal has been publicly disclosed, failing to publicly recommend against such Company Acquisition Proposal within ten Business Days after the request of Parent and to reaffirm the Company Board Recommendation within such ten Business Day period upon such request in accordance with Section 7.2(g), or (v) failing to publicly reaffirm the Company Board Recommendation within three Business Days after Parent so requests in writing following any public statement by the Company or any of its Representatives expressing opposition to the transactions contemplated hereby.

“Company Awards” means the Company DSUs, Company PSUs, Company RSUs and Company Stock Options.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the footnotes thereto set forth in the Company’s annual report on Form 10-K for the annual period ended December 31, 2020.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with, and upon the execution of, this Agreement.

“Company DSUs” means all awards of deferred stock units of the Company.

“Company Indenture” means the indenture, dated as of November 19, 2007, among the Company, the subsidiary guarantors from time to time party thereto and The Bank of New York Mellon, as trustee, as amended, restated, supplemented or otherwise modified from time to time.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, (ii) changes or conditions generally affecting the industries (including changes in prices for raw materials and finished products), markets or geographical areas in which the Company or any of its Subsidiaries operates (including COVID-19 Measures), (iii) any outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, (iv) any epidemics, pandemics or disease outbreaks (including COVID-19 pandemic), natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, (v) the downgrade in rating of any debt or debt securities of the Company or any of its Subsidiaries, (vi) any failure by the Company or its Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the Company’s revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations, (vii) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, in each case, after the date hereof or change of any Law (including any COVID-19 Measures) after the date hereof applicable to the operation of the business of the Company or any of its Subsidiaries, (viii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, including any action expressly prohibited by Section 5.1 or the taking of any action or refraining from taking any action at Parent’s or Merger Sub’s prior written request, (ix) any change in the market price or trading volume of the Company’s securities, (x) the public announcement or pendency of this Agreement or the Merger, including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination or reduction (or potential reduction) in the Company’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners (provided, however, that the exceptions in this clause (x) shall not apply with respect to references to Company Material Adverse Effect in the representations and warranties contained in Section 3.4 and, to the extent related thereto, the condition set forth in Section 8.2(a)), and (xi) any Proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Merger; provided that the exceptions in the foregoing clauses (v), (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by the foregoing clauses (i) through (iv), (ix), (x) or (xi) hereof) constitutes a “Company Material Adverse Effect”; and provided, further, that any effect, change, condition, fact, development, occurrence or event resulting from the matters described in the foregoing clauses (i), (ii), (iii), (iv) and (vii) (excluding any effect, change, condition, fact, development, occurrence or event arising from, resulting from or related to COVID-19 or any COVID-19 Measures) may be taken into account in determining whether there has been a “Company Material Adverse Effect” to the extent that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Notes” means the Company’s outstanding (i) 6.25% Notes due 2042 and (ii) 6.75% Notes due 2044, in each case, issued under the Company Indenture.

“Company PSUs” means all awards of performance stock units of the Company.

“Company RSUs” means all awards of restricted stock units of the Company.

“Company Stock Options” means all options to purchase shares of Company Stock.

“Company Termination Fee” means $82,700,000.

“Competition Act” means the Competition Act (Canada), as amended.

“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement, any one of the following: (i) the issuance of an advance ruling certificate under section 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement and such advance ruling certificate having not been modified or withdrawn before Closing; (ii) Parent having been advised in writing by the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement (a, “No-Action Letter”), and the No-Action Letter not having been modified or withdrawn before the Closing; or (iii) the applicable waiting periods under section 123 of the Competition Act having expired or having been terminated and, unless waived by Parent at its sole discretion, Parent having received a No-Action Letter from the Commissioner.

“Competition Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Competition Act, the Council Regulation (EC) No. 139/2004 on the control of concentrations between undertakings, the Anti-monopoly Law of the PRC (promulgated by Order No. 68 of August 30, 2007, of the President of the PRC), as implemented and amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, with respect to the Financing Information, that:

(a)    such Financing Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, taken as a whole, not misleading in light of the circumstances in which made;

(b)    the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information, or, if withdrawn, a new opinion is issued with respect to the relevant financial statements by the Company’s auditors (for the avoidance of doubt such financial statements will not be Compliant for any period during which the audit opinion is withdrawn);

(c)    such Financing Information contains the financial and other information that would be required to be included in a registration statement relating to a sale of the Company’s secured high-yield debt securities on Form S-1 to be declared effective on any date falling within the Marketing Period (other than such information that would not customarily be included in an offering memorandum for the sale of such debt securities in a Rule 144A private placement); and

(d)    (i) the financial statements and other financial information included in such Financing Information are, and remain throughout the Marketing Period, sufficient to permit the Debt Financing Parties (including underwriters, placement agents or initial purchasers) to receive customary comfort from the Company’s auditors with respect to financial information contained in the Financing Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Marketing Material) on any date during the Marketing Period, and (ii) the Company’s auditors have delivered drafts of customary comfort letters, including, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Marketing Material, and such auditors have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Marketing Period and any closing date occurring during the Marketing Period.

“Confidentiality Agreement” means that certain letter agreement, dated as of March 31, 2021, by and between the Company and Parent, including the Clean Team Addendum thereto, dated as of March 31, 2021, in each case as amended or supplemented.

“Continuing Employees” means all employees of the Company and its Subsidiaries as of immediately prior to the Effective Time (including those who are on any leave of absence).

“Contract” means any agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, sublease, license or other legally binding instrument, obligation or commitment (whether written or oral).

“COVID-19” means the emergence or spread of SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means actions taken in response to or as a result of COVID-19, whether in place currently or adopted or modified hereafter, including any quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shutdown, closure, sequester, safety or other responses, that, in each case, is taken (i) in a manner consistent in all material respects with the Company’s past practice during the period beginning March 1, 2020 through the date hereof and (ii) in compliance with in all material respects any other guideline, recommendation, Laws, Order or directive promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization.

“Crown” means Her Majesty the Queen in Right of the Province of British Columbia, Ontario or Quebec, as applicable;

“Deferred Share Unit Plan” means the Deferred Share Unit Plan for Outside Directors.

“Employee” means any employee of the Company or any of its Subsidiaries.

“Employee Representative” means any labor union, labor organization, works council, staff association, worker representative, trade union or any other employee representative body (whether elected or not).

“Environmental Claim” means any threatened, pending, or existing Proceeding, Order, notice, or, as to each, any settlement agreement or judgment, fine or penalty arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, penalties, contribution, indemnification and injunctive relief) arising out of, based on, resulting from or pursuant to:(a) any Environmental Law, (b) the presence, Release of, or exposure to, any Hazardous Substances or (c) any actual or alleged noncompliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Condition” means any condition of the indoor or outdoor environment with respect to (i) the properties or assets of the Company and its Subsidiaries, including the Owned Real Property and real property subject to any Real Property Lease or (ii) or any other real property at which any Hazardous Substances generated by or used in connection with the operation of the Company and its Subsidiaries or their predecessors of their respective business prior to Closing has been treated, stored, recycled or disposed of, or has otherwise come to be located, which in each case of (i) or (ii) violates any Environmental Law or has resulted in any Release, or threat of Release, or that is, or could reasonably be expected to become, the subject of any Environmental Claim or liability under Environmental Law.

“Environmental Law” means any Law or Order relating to pollution or the protection or restoration of the environment, flora, fauna, or, as such relates to exposure to Hazardous Substances, health and safety (including damage caused to health and safety arising from exposure to Hazardous Substances), including any Law or Order relating to greenhouse gas emissions or climate change, endangered and threatened species and their habitats, and including any Law or Order relating to the use, handling, manufacture, generation, transportation, labeling, remediation, treatment, storage, disposal or Release or threatened Release of, or exposure to, Hazardous Substances, including landfill operation and closure and site restoration.

“Environmental Permits” means Governmental Authorizations, including any program participation, emission allowances, offsets or credits required under Environmental Laws, or with or from any Governmental Authority pursuant to any Environmental Laws, that are necessary for the ownership or operation of the business of the Company or any of its Subsidiaries, as currently or as previously, since December 31, 2017, conducted.

“Equity Plans” means the Omnibus Plan and the Deferred Share Unit Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” has the meaning set forth in Section 1.1(a) of the Parent Disclosure Letter.

“Escrow Agreement” means the Escrow Agreement, dated as of the date hereof, by and among Parent, the Company and the Escrow Agent.

“Escrow Amount” means an amount equal to the Parent Termination Fee.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Deliverables” means the following information and documents with respect to the Company and its Subsidiaries reasonably requested by Parent and required to be delivered in connection with the Debt Financing: (a) information necessary for Parent to prepare customary perfection certificates; (b) corporate organizational documents for the Company and each of the Subsidiaries; (c) customary evidence of existing property and liability insurance of the Company and its Subsidiaries; (d) customary agreements, documents or certificates that facilitate the creation or perfection of liens securing the Debt Financing (including original copies of all certificated securities) as are reasonably requested by Parent and required to be delivered under the Debt Commitment Letter; and (e) such information with respect to the Company and its Subsidiaries as is reasonably available and customary and required for the completion or delivery of schedules and opinions in connection with financings similar to the Debt Financing.

“Financing Documents” means the definitive agreements, documents and certificates contemplated by the Debt Financing, including the credit agreements, high yield purchase agreements, indentures and security documents pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letter.

“Financing Failure” means that (A) all of the conditions set forth in Article VIII have been satisfied (except for any conditions that by their terms can only be satisfied on the Closing Date, but subject to such conditions being able to be satisfied if the Closing were to occur or having been waived in writing by the Company) and (B) the full proceeds to be provided to Parent and Merger Sub by the Debt Financing are not available on the terms set forth in the Debt Commitment Letter.

“Financing Information” means such information about the Company and its Subsidiaries as may be reasonably requested by Parent or the Debt Financing Source Parties to prepare a customary preliminary offering memorandum suitable for use in a customary “high yield road show” for a private placement of non-convertible debt securities of the Company pursuant to Rule 144A (without registration rights) promulgated under the Securities Act, including (a) (i) audited consolidated balance sheets and related statements of earnings (loss) and comprehensive income (loss) and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, (ii) unaudited consolidated balance sheets and related statements of earnings (loss) and comprehensive income (loss) and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least forty-five days prior to the Closing Date, and (iii) information necessary to prepare (A) pro forma balance sheets and related notes as of the most recently completed fiscal quarter ended at least forty-five days before the Closing Date (or ninety days in the case such period includes the end of the Company’s fiscal year) and (B) pro forma income statements and related notes for the most recently completed fiscal year, for the most recently completed fiscal quarter and for the twelve-month period ending on the last day of the most recently completed four-fiscal-quarter period ended at least forty-five days before the Closing Date (or ninety days in the case such period includes the end of the Company’s fiscal year); provided that none of the Company, any of its Subsidiaries or any of their Representatives shall be responsible in any manner for preparing any pro forma financial statements, or any information relating to Parent and its Subsidiaries or the proposed debt and equity capitalization that is required for such pro forma financial statements, (b) other customary financial information to the extent identified in paragraph 4(a) and (b) of Exhibit E to the Debt Commitment Letter in connection with the preparation of customary disclosure and marketing materials, as applicable, (c) other information related to the Company and its Subsidiaries of the type required by Regulation S-X (other than Rules 3-09, 3-10 and 3-16 of Regulation S-X) and Regulation S-K (other than Item 402 of Regulation S-K) under the Securities Act for such an offering and other accounting rules and regulations of the SEC as may reasonably be requested of the type and form customarily included in private placement memoranda pursuant to Rule 144A of the Securities Act and (d) customary due diligence information (including backup due diligence materials) related to the Company and its Subsidiaries reasonably requested in connection with such an offering (including, subject to the receipt of customary non-reliance letters, existing reports prepared by third parties) requested by the Debt Financing Parties in connection with the Marketing Material.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any nation or government, any federal, foreign, state, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal, arbitrator, bureau, ministry, agency or commission or any self-regulatory organization.

“Governmental Authorizations” means any licenses, franchises, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other similar authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any substance, material or waste that is listed, defined, regulated or classified by any relevant Governmental Authority as a “pollutant” or “contaminant”, or as “hazardous” or “toxic”, or words of similar meaning or effect, including petroleum and petroleum products, asbestos or asbestos-containing materials, silica dust, radioactive materials, per- or polyfluoroalkyl substances (PFAS), or polychlorinated biphenyls and any other substance, material or waste with respect to which costs, obligations or liabilities may be imposed pursuant to Environmental Law.

“HRC” means the Human Resources Committee of the Company Board.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means any and all intellectual property rights throughout the world, whether registered or not, including all (i) patents and patent applications (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), utility models, design patents and community designs; (ii) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, including rights in Software, mask work rights, design rights, and database rights; (iii) trade names, trademarks and service marks, logos, corporate names, slogans, domain names and other Internet addresses or identifiers, trade dress and similar rights, and all goodwill associated therewith; (iv) registrations and applications for each of the foregoing; (v) rights, title and interests in all confidential information, trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries (including provincial law), including any such rights in processes, ideas, formulae, methods, schematics, technology, compositions, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information and know-how (collectively, “Trade Secrets”); and (vi) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature.

“Intervening Event” means any positive event, change or development with respect to the Company and its Subsidiaries, taken as a whole, that is not known to, or reasonably foreseeable by, the Company Board prior to the execution and delivery of this Agreement, which event, change or development becomes known to the Company Board prior to obtaining the Company Stockholder Approval, and that is not a result of a breach of this Agreement by the Company or its Subsidiaries; provided, however, that neither of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof or (ii) changes in the market price or trading volume of the Company Stock or the fact that the Company meets or exceeds internal or published (including analyst) projections, expectations, budgets, forecasts or estimates of revenue, earnings or other financial results for any period (provided that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

“IT Systems” means the hardware, Software, servers, computers, firmware, middleware, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and all other information technology equipment and systems, owned or controlled by the Company or any of its Subsidiaries.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each individual listed in Section 1.1(a) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of each individual listed in Section 1.1(b) of the Parent Disclosure Letter.

“Laws” means any statutory, common or other United States, Canadian, federal, state, provincial, territorial, municipal, local or foreign law (including any provincial or territorial law), ordinance, order, code, rule, statute, regulation, treaty, policy or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance, option, put, call, preemptive rights easement, restriction, right of first offer or refusal, hypothecation or other claim of any kind in respect of such property or asset.

“Marketing Material” means a customary “road show presentation” and a preliminary and final offering memorandum that is suitable for use in a customary “high-yield road show” prepared in connection with the Debt Financing.

“Marketing Period” shall mean the first period of 15 consecutive Business Days throughout and at the end of which:

(a)    Parent shall have had access to the Financing Information that is Compliant; and

(b)    the conditions set forth in Section 8.1(c) and Section 8.2 shall be satisfied (other than conditions that by their nature will not be satisfied until the Closing); provided that (i) (x) unless otherwise agreed to in writing by the parties, until the 180th day following the date hereof, the Marketing Period shall not start unless the conditions set forth in Section 8.1(a) and (b) shall have been satisfied (y) if the Marketing Period shall not end prior to (A) August 20, 2021, then it shall not commence until September 7, 2021 and (B) December 22, 2021, then it shall not commence until January 3, 2022 and (z) July 4, 2021, November 24, 2021, November 25, 2021 and November 26, 2021 shall not be considered Business Days for the purpose of the Marketing Period and (ii) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; provided, further, that if the Company shall in good faith reasonably believe it has provided the Financing Information and that the Marketing Period has begun, it may deliver to Parent a written notice (which may be delivered by email) to that effect (stating when it believes it so provided such Financial Information), in which case the Marketing Period will be deemed to have begun on the date of such notice unless Parent, in good faith, reasonably believes the Marketing Period has not begun and within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity why Parent believes the Marketing Period has not begun).

“NYSE” means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Omnibus Plan” means the Amended and Restated Domtar Corporation 2007 Omnibus Incentive Plan.

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement, decision, ruling, verdict or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

“Payoff Letters” means customary pay-off letters or equivalent documentation with respect to the Securitization Facility and the Senior Credit Facility, in which the creditors party thereto (or any agent on their behalf) state that upon payment of the amount of the indebtedness described therein, all obligations (other than contingent obligations that survive the termination of the Securitization Facility or the Senior Credit Facility, as applicable, for which no claim has been asserted or which is not then due and owing) with respect to such indebtedness will be terminated and all Liens on any property of the Company and its Subsidiaries related to such indebtedness will be released.

“Permitted Liens” means (i) real estate and personal property Taxes, assessments, governmental levies, fees or charges or statutory Liens, in each case, for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet that would not be individually or in the aggregate materially adverse to the operations of the Company or any of its Subsidiaries, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authority having jurisdiction over real property and that, in each case, are not violated in any material respect by the current use and operation of such real property or the operation of the businesses of the Company and its Subsidiaries, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property, (v) any state of facts which a current and accurate survey or inspection of real property delivered to, or ordered by, Parent, would disclose and which, individually or in the aggregate, do not materially impair the continued use of such real property for the purposes for which it is used by such Person, (vi) title exceptions disclosed by any title insurance commitment or title insurance policy for any such real property issued by a title company and delivered to, or ordered by, Parent which do not, individually or in the aggregate, materially impair the continued use of such real property for the purposes for which it is used by such Person or materially detract from the value of such real property, (vii) all matters disclosed in Section 1.1(b) of the Company Disclosure Letter, (viii) all matters of public record for any real property which do not materially impair the continued use of such real property for the purposes for which it is used by such Person or materially detract from the value of such real property, (ix) statutory Liens in favor of lessors arising in connection with any real property subject to the Real Property Leases, (x) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, individually or in the aggregate, do not materially impair the continued use of real property for the purposes for which it is used by such Person, (xi) grants of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not, in each case, otherwise contain or constitute a mortgage, lien, pledge, charge, security interest, encumbrance, or limitation on transfer and otherwise made in the ordinary course of business consistent with past practice, (xii) Liens pursuant to the Securitization Facility and the Senior Credit Facility and Contracts entered into in connection therewith which will be released at Closing pursuant to the Payoff Letters and (xiii) non-monetary Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Company and its Subsidiaries or materially interfere with the use thereof as currently used by such Person.

“Person” means an individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), corporation, partnership, limited liability company, association, trust or any other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China.

“Proceeding” means any litigation, suit, action, claim, proceeding, investigation, examination, indictment, arbitration, mediation, charge, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Remedial Action” means, with respect to any Release of Hazardous Substances, any action to investigate, risk assess, delineate, remediate or clean up such Hazardous Substances, including any remedial or corrective actions taken, and including any post-remedial monitoring of Hazardous Substances or maintenance of any related engineering or institutional controls.

“Sanctioned Person” means a Person that is (a) on the list of Specially Designated Nationals and Blocked Persons published by the U.S. Department of Treasury, Office of Foreign Assets Control, the Government of Canada, the European Union, any European Union member state, the United Nations Security Council or any equivalent list of sanctioned persons issued by any relevant Governmental Authority with regulatory authority over the Company or any of its Subsidiaries from time to time, (b) located in or organized under the laws of a country or territory which is the subject of country- or territory-wide Sanctions (including Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region) or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanction Laws, Orders, embargoes and restrictive measures (in each case having the force of Law) imposed, administered, enacted or enforced from time to time by (i) the United States (including the Department of Treasury, Office of Foreign Assets Control), (ii) the Government of Canada (including under the United Nations Act (Canada) or the Special Economic Measures Act (Canada)), (iii) the European Union and enforced by its member states, (iv) the United Nations Security Council, (v) Her Majesty’s Treasury or (vi) other similar Governmental Authorities with regulatory authority over the Company or any of its Subsidiaries from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization Facility” means the receivables securitization facility provided under (i) that certain Third Amended and Restated Receivables Transfer Agreement, dated as of February 12, 2016 (as amended, amended and restated, supplemented, restructured or otherwise modified, renewed or replaced from time to time, the “Receivables Transfer Agreement”), by and among Domtar Funding Limited Liability Company, Domtar Corporation, Liberty Street Funding LLC and The Bank of Nova Scotia, (ii) that certain Amended and Restated Purchase and Sale Agreement, dated as of November 14, 2011 (as amended, amended and restated, supplemented, restructured or otherwise modified, renewed or replaced from time to time), by and among the Originators as defined and named therein, Domtar Funding Limited Liability Company and Domtar Corporation, (iii) that certain Performance Guaranty, dated as of March 7, 2007 (as reaffirmed, amended, amended and restated, supplemented, restructured or otherwise modified, renewed or replaced from time to time), by and among Domtar Corporation, Liberty Street Funding LLC and The Bank of Nova Scotia and (iv) the other Transaction Documents (as defined in the Receivables Transfer Agreement).

“Senior Credit Facility” means that certain Third Amended and Restated Credit Agreement, dated as of August 22, 2018 (as amended, amended and restated, supplemented, restructured or otherwise modified, renewed or replaced from time to time), by and among Domtar Corporation, Domtar Inc., Domtar Pulp and Paper General Partnership, the Additional Borrowers (as defined therein) from time to time parties thereto, the Lenders (as defined therein) from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents named therein.

“Software” means all software and computer programs, including applications, interfaces, tools and operating systems, together with all source code and object code versions thereof.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Superior Proposal” means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries) (with all references to “more than 20%” in the definition of Company Acquisition Proposal being deemed to reference “more than 50%”) which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, (i) is reasonably capable of being consummated in accordance with its terms and (ii) is more favorable to the stockholders of the Company, from a financial point of view, than the transactions contemplated by this Agreement after taking into account the legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory, conditionality, timing or other aspects of such Company Acquisition Proposal, the Person or group making such Company Acquisition Proposal, the transactions contemplated hereby, any changes to the terms of this Agreement irrevocably offered in writing by Parent in response to such Company Acquisition Proposal pursuant to, and in accordance with, Section 7.2(f), and all other factors that the Company Board, in good faith, deems relevant.

“Takeover Statutes” mean any “business combination”, “control share acquisition”, “fair price”, “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” means any federal, state, provincial, territorial, municipal, local or foreign income, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, environmental, unemployment, social security, stamp, custom, excise or real or personal property, alternative or add-on minimum or estimated taxes, or other like assessment or charge imposed by a Governmental Authority, together with any interest, penalty or addition thereto.

“Tax Return” means any report, return, declaration or statement with respect to Taxes, including information returns, and in all cases including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign).

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Timberlands” means Owned Real Property or real property subject to a Real Property Lease relating to timberlands.

“Transaction Agreements” means this Agreement, the Escrow Agreement and the Confidentiality Agreement.

“Treasury Regulations” means the regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“Willful Breach” means a material breach of this Agreement resulting from a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.

Section 1.2 Table of Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
“2021 Capex Budget”	Section 5.1(d)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 7.2(b)
“Appraisal Shares”	Section 2.7
“Book-Entry Shares”	Section 2.5(c)
“Burdensome Condition”	Section 7.1
“CBAs”	Section 3.19(b)
“Certificate of Merger”	Section 2.3
“Certificate”	Section 2.5(c)
“CIC Year Awards”	Section 2.10(e)
“CIC Year PSU”	Section 2.10(e)
“CIC Year RSU”	Section 2.10(e)
“Closing”	Section 2.2
“Company Board Recommendation”	Recitals
“Company Board”	Recitals
“Company Fundamental Representations”	Section 8.2(a)
“Company Indemnified Party”	Section 6.2(a)
“Company Material Contract”	Section 3.21(a)
“Company Meeting”	Section 5.3
“Company Plan”	Section 3.18(a)
“Company Preferred Stock”	Section 3.5(a)
“Company Related Parties”	Section 9.3(f)(i)
“Company SEC Documents”	Section 3.7(a)
“Company Securities”	Section 3.5(b)
“Company Special Voting Stock”	Section 3.5(a)
“Company Stock”	Recitals
“Company Stockholder Approval”	Section 3.2(a)
“Company Subsidiary Securities”	Section 3.6(b)

“Company”	Preamble
“Consent Solicitation Documents”	Section 7.3(g)(i)
“Consent Solicitation”	Section 7.3(g)(i)
“Continuation Period	Section 6.3(a)
“D&O Insurance”	Section 6.2(c)
“Debt Commitment Letter”	Section 4.6(a)
“Debt Financing Parties”	Section 7.3(a)
“Debt Financing Source Party”	Section 10.8
“Debt Financing”	Section 4.6(a)
“Debt Letters”	Section 4.6(a)
“Debt Tender Offer Documents”	Section 7.3(g)(ii)
“Debt Tender Offer”	Section 7.3(g)(ii)
“DGCL”	Recitals
“Effective Time”	Section 2.3
“Employee Census	Section 3.19(a)
“End Date”	Section 9.1(b)(i)
“Enforceability Exceptions”	Section 3.2(a)
“Equity Commitment Letter”	Section 4.6(a)
“Equity Financing”	Section 4.6(a)
“Expense Reimbursement”	Section 9.3(c)
“Financing Commitment Letters”	Section 4.6(a)
“Guaranteed Obligations”	Section 10.11(a)
“Guarantors”	Section 10.11(a)
“Leased Real Properties”	Section 3.14(a)
“Material Customer”	Section 3.21(a)
“Material Supplier”	Section 3.21(a)
“Merger Amounts”	Section 4.6(a)
“Merger Consideration”	Recitals
“Merger Sub”	Preamble
“Merger”	Recitals
“Morgan Stanley”	Section 3.23
“New Benefit Plans”	Section 6.3(b)
“Non-Recourse Party”	Section 10.15
“Non-U.S. Company Plan”	Section 3.18(a)
“Owned Real Properties”	Section 3.14(a)
“Parent Parties”	Preamble
“Parent Related Parties”	Section 9.3(f)(i)
“Parent Termination Fee”	Section 9.3(d)
“Parent”	Preamble
“Parties”	Preamble
“Party”	Preamble
“Paying Agent”	Section 2.8(a)
“Payment Fund”	Section 2.8(a)
“Payroll Agents”	Section 2.10(g)
“Pearl 1”	Preamble
“Pearl 2”	Preamble

“Premium Cap”	Section 6.2(c)
“Proxy Statement”	Section 3.9
“Real Property Leases”	Section 3.14(a)
“Registered Intellectual Property”	Section 3.15(a)
“Representatives”	Section 7.6(a)
“Rule 14e-1”	Section 7.3(g)(ii)
“Section 409A”	Section 2.10(g)
“SFI Certification”	Section 3.14(h)
“Solvent”	Section 4.7
“Substitute Debt Financing”	Section 7.3(b)
“Supplemental Indenture”	Section 7.3(g)(i)
“Surviving Corporation”	Section 2.1
“TIA”	Section 7.3(g)(ii)
“Trade Secrets”	Section 1.1
“U.S. Company Plan”	Section 3.18(a)
“Vice President Level”	Section 5.1(i)
“WARN”	Section 3.19(e)

Section 1.3 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Law shall be deemed to refer to such Law as it may be amended from time to time and to any rules or regulations promulgated thereunder, as they may be amended from time to time. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to “the transactions contemplated by this Agreement” or words with a similar import shall be deemed to include the Merger. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” with respect to documents shall include any documents (i) filed with or furnished to the SEC and publicly available or (ii) posted to the data room maintained by the Company or its Subsidiaries with respect to the transactions contemplated by this Agreement, in each case at least three Business Days prior to the date of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER; EFFECT ON THE CAPITAL STOCK; PAYMENT

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation). As a result of the Merger, the Surviving Corporation shall become a wholly-owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 2.2 Closing. Subject to the provisions of this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company, the closing of the Merger (the “Closing”) shall take place at 8:00 a.m., Eastern Time, either (i) remotely via telephone, video conference or other means of electronic transmission or (ii) at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, in each case, no later than (a) the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (except for any conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions); provided, that, if the Marketing Period has not begun or ended at the time of the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2 (other than conditions that by their nature will not be satisfied until the Closing), the Closing shall occur on the earlier of (i) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice and (ii) the third Business Day after the end of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VIII hereof for the Closing as of the date determined pursuant to the preceding clause (i) or (ii), as applicable), or at such other time or place as the Parent and the Company may agree in writing.

Section 2.3 Effective Time. At the Closing, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.4 Surviving Corporation Matters.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b) At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, in the form attached hereto as Exhibit B, except the references to Merger Sub’s name shall be replaced by references to “Domtar Corporation”, and as so amended and restated shall be the bylaws of the Surviving Corporation until further amended in accordance with the provisions thereof and applicable Law.

(c) From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, incapacity or removal: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 2.5 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any securities of the Company or Merger Sub:

(a) All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise), any Subsidiary of the Company or Merger Sub immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) to be canceled in accordance with Section 2.5(a) and (ii) subject to the provisions of Section 2.7) shall at the Effective Time be converted into the right to receive the Merger Consideration, subject to the provisions of this Article II.

(c) As of the Effective Time, all shares of Company Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.5 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (ii) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, subject to compliance with the procedures set forth in Section 2.8.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.6 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Article IX, the outstanding shares of Company Stock (or securities convertible or exchangeable into or exercisable for shares of Company Stock) shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Merger Consideration and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide Parent and the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.6 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.7 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 2.5(a)) and that are held by any Person who is entitled to demand and has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.5, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the “fair value” of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into the right to receive, and to have become exchangeable solely for, the Merger Consideration as provided in Section 2.5. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other documents or instruments received by the Company relating to Section 262 of the DGCL or stockholder demands or claims thereunder. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent shall have the right to participate in and direct and control all negotiations and proceedings with respect to such demands.

Section 2.8 Payment for Company Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary paying agent agreement with a nationally recognized bank or trust company designated by Parent and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) (the “Paying Agent”). At or immediately prior to the Effective Time on the Closing Date, (i) Parent and the Company shall deliver joint written instructions to the Escrow Agent to release to the Paying Agent the Escrow Amount pursuant to Section 2.12 and the Escrow Agreement and (ii) Parent shall deposit, or cause to be deposited, with the Paying Agent cash in an aggregate amount that, when taken together with the Escrow Amount, is sufficient to provide all funds necessary for the Paying Agent to pay the aggregate Merger Consideration payable in respect of Company Stock in accordance with this Article II (together, the “Payment Fund”). The Paying Agent shall deliver the Merger Consideration to be paid pursuant to Section 2.5 out of the Payment Fund in accordance with this Section 2.8. Except as provided in Section 2.8(g), the Payment Fund shall not be used for any other purpose.

(b) Payment Procedures.

(i) Certificates. Parent shall cause the Paying Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.5, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in customary form) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Stock previously represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.5 shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or such other information or procedures as may be required by the Paying Agent (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares of Company Stock upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares. No interest shall be paid or accrue on any cash payable upon surrender of any Book-Entry Shares.

(iii) Until surrendered as contemplated by this Section 2.8, each Certificate and Book-Entry Share (other than shares of Company Stock canceled pursuant to Section 2.5(a) and Appraisal Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, in the case of a Certificate, with a letter of transmittal in customary form, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent pursuant to such instructions) the Merger Consideration as contemplated by this Article II.

(c) The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of the Certificates (or, upon receipt by the Paying Agent of an “agent’s message” in customary form, in the case of the Book-Entry Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to Parent, the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Company Stock after the first anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of any Merger Consideration payable to such holder.

(e) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in reasonable and customary amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(g) The Paying Agent shall invest the Payment Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article II. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent promptly upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article II. If at any time following the Effective Time for any reason (including losses) the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly deposit, or cause to be deposited, cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

Section 2.9 Further Assurances. If, at any time after the Effective Time, Parent or the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.10 Treatment of Company Awards.

(a) Company Stock Options. Effective as of immediately prior to the Effective Time, all then-outstanding and unexercised Company Stock Options (whether vested or unvested) shall automatically be canceled and each such Company Stock Option shall be converted into the right to receive from the Surviving Corporation an amount of cash, without interest and subject to any applicable Tax withholding in accordance with Section 2.11, equal to the product of (i) the total number of shares of Company Stock then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option. In the event that the exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

(b) Company RSUs. Effective as of immediately prior to the Effective Time, all then-outstanding Company RSUs (whether vested or unvested), other than CIC Year RSUs, shall automatically be canceled and each such Company RSU shall be converted into the right to receive from the Surviving Corporation an amount of cash, without interest and subject to any applicable Tax withholding in accordance with Section 2.11, equal to the product of (i) the total number of shares of Company Stock then underlying such Company RSU multiplied by (ii) the Merger Consideration.

(c) Company PSUs. Effective as of immediately prior to the Effective Time, all then-outstanding Company PSUs (whether vested or unvested), other than CIC Year PSUs, shall become fully vested and each such Company PSU shall be canceled and converted into the right to receive from the Surviving Corporation an amount of cash, without interest and subject to any applicable Tax withholding in accordance with Section 2.11, equal to the product of (x) the total number of shares of Company Stock then underlying such Company PSU multiplied by (y) the Merger Consideration, without any interest thereon and subject to all applicable withholding; provided, that, for purposes of determining the number of shares of Company Stock underlying each Company PSU outstanding immediately prior to the Effective Time: (1) for any portion of any Company PSU with respect to which the performance period has been completed as of the Closing, the number of shares of Company Stock underlying such portion shall be determined based on the actual level of performance achieved for the applicable performance period as determined by the HRC prior to the Closing; (2) for any portion of any Company PSU with respect to which the performance period has commenced but is not completed as of the Closing, the number of shares of Company Stock underlying such portion shall be determined based on the actual level of performance achieved as of the Closing Date (taking into account the Merger Consideration) as determined by the HRC prior to the Closing; and (3) for any portion of any Company PSU with respect to which the performance period has not yet commenced as of the Closing Date, the number of shares of Company Stock underlying such portion shall be determined assuming achievement of the target level of performance.

(d) Company DSUs. Effective as of immediately prior to the Effective Time, all Company DSUs (whether vested or unvested) outstanding immediately prior to the Effective Time shall automatically be canceled and each such Company DSU shall be converted into the right to receive from the Surviving Corporation an amount of cash, without interest and subject to any applicable Tax withholding in accordance with Section 2.11, equal to the product of (i) the total number of shares of Company Stock then underlying such Company DSU multiplied by (ii) the Merger Consideration.

(e) CIC Year Awards. Each Company RSU (a “CIC Year RSU”) and each Company PSU (a “CIC Year PSU” and, collectively with the CIC Year RSUs, the “CIC Year Awards”) granted during the year of the Closing shall automatically be canceled and each such CIC Year Award shall be converted into the right to receive from the Surviving Corporation an amount of cash, without interest and subject to any applicable Tax withholding in accordance with Section 2.11, equal to the product of (i) (x) the total number of shares of Company Stock underlying each such CIC Year Award multiplied by (y) the Merger Consideration, without any interest thereon and subject to all applicable withholding, multiplied by (ii) a fraction, the numerator of which is the number of days elapsed from the first day of the calendar year in which the Closing occurs through the Closing Date, and the denominator of which is 365; provided, that, for purposes of determining the number of shares of Company Stock underlying a CIC Year PSU, such number shall be determined in accordance with Section 2.10(c).

(f) Non-U.S. Employees. Parent and the Company may agree to treat equity compensation held by Employees subject to non-U.S. Law in a manner other than that contemplated above in this Section 2.10 to the extent necessary to take into account applicable non-U.S. Law or Tax considerations.

(g) Payments with Respect to Company Awards. At the Effective Time, Parent shall provide or shall cause to be provided to the Company’s applicable payroll agents (the “Payroll Agents”) the aggregate amount payable under this Section 2.10 in respect of any Company Awards. Promptly after the Effective Time (but in any event no later than five Business Days following the Effective Time), Parent shall cause the Payroll Agents to pay to the holders of Company Awards, through its payroll systems, all amounts, less any required Tax withholding in accordance with Section 2.11, in respect of any Company Awards; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code (“Section 409A”), such amounts shall be paid at the earliest time such payment is permitted under the applicable Equity Plan that would neither cause an impermissible acceleration event nor trigger a Tax or penalty under Section 409A.

Section 2.11 Withholding. Each of Parent, the Company, the Paying Agent, the Payroll Agents and the Surviving Corporation , as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable provisions of federal, state, municipal, local or foreign (including national, provincial or territorial) Law; provided, however, that Parent shall not, and shall not cause the Paying Agent to, withhold or deduct any amounts pursuant to this Section 2.11 or otherwise (except as required (x) in connection with compensation for services, (y) as a result of the Company’s failure to comply with Section 2.13 to the extent required by applicable Law to avoid such withholding or deduction or (z) as a result of the failure by a holder of Company Stock to deliver timely to the Paying Agent, to the extent required by applicable Law to avoid such withholding or deduction as determined by the Paying Agent, a duly completed and executed IRS Form W-9 or IRS Form W-8, as applicable, establishing a complete exemption from U.S. backup withholding), without prior consultation with the Company at least five Business Days prior to Closing, and shall reasonably cooperate to reduce or eliminate such withholding or deduction. To the extent that amounts are so withheld and remitted to the applicable Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.12 Escrow Deposit and Release. Concurrently with the execution and delivery of this Agreement, Parent has caused to be deposited with the Escrow Agent by wire transfer of immediately available funds an amount equal to the Escrow Amount, to be held by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement and applied as set forth herein and as further set forth in the Escrow Agreement.

Section 2.13 FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certificate to the effect that the interests in the Company are not “United States real property interests” within the meaning of Section 897 of the Code and the Treasury Regulations promulgated thereunder, together with a corresponding notice, which certificate and notice shall be reasonably satisfactory to Parent and in accordance with Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h). The Company hereby authorizes Parent to deliver such certificate and notice to the U.S. Internal Revenue Service on behalf of the Company upon the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in the Company SEC Documents filed on or after January 1, 2018 and publicly available at least 5 Business Days prior to the date of this Agreement (provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement) (it being agreed that any matter disclosed in such Company SEC Documents shall not be deemed disclosed for purposes of Section 3.5(a) or Section 3.5(b)) or (b) subject to Section 10.5, set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its assets, properties and rights and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary for the conduct of its business as currently conducted, except where any failure to be so qualified would not have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement. The Company is not in violation of any provisions of its certificate of incorporation or bylaws.

Section 3.2 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceeding on the part of the Company is necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, except, in the case of the Merger (to the extent required by the DGCL and the certificate of incorporation and bylaws of the Company), for the approval of the Merger and the adoption of this Agreement by the holders of a majority of the issued and outstanding shares of Company Stock (the “Company Stockholder Approval”). This Agreement, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Exceptions”).

(b) The Company Board, by resolutions duly adopted at a duly held meeting, has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable for the Company to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to make the Company Board Recommendation. None of the foregoing resolutions of the Company Board has been amended, rescinded or modified as of the date hereof.

Section 3.3 Governmental Authorization. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with or notification to, any Governmental Authority, other than (a) the filing of the Certificate of Merger (including the amended and restated certificate of incorporation of the Surviving Corporation to be attached thereto) with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) receipt of the Competition Act Approval, (d) all consents, notices and approvals, as applicable, from the Governmental Authorities set forth in Section 3.3(d) of the Company Disclosure Letter, (e) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal or Canadian provincial securities Laws, (f) compliance with any applicable requirements of the NYSE and the TSX and (g) any actions, filings or notifications the absence of which would not have a Company Material Adverse Effect.

Section 3.4 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not, assuming the Company Stockholder Approval and the authorizations, consents and approvals referred to in clauses (a) through (e) of Section 3.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws of the Company or equivalent organizational documents of any Subsidiary of the Company, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Company Material Contract to which the Company or any of its Subsidiaries is a party or which is otherwise binding upon the Company or any of its Subsidiaries, any of their respective properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any property, right or asset of the Company or any of its Subsidiaries, except, in the case of clauses (c) and (d), as would not have a Company Material Adverse Effect.

Section 3.5 Capitalization.

(a) The authorized capital stock of the Company consists of 2,000,000,000 shares of Company Stock, one share of special voting stock, par value $0.01 per share (the “Company Special Voting Stock”), and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on May 7, 2021, (i) there were issued and outstanding (A) 50,309,459 shares of Company Stock, (B) no shares of Company Special Voting Stock, (C) no shares of Company Preferred Stock, (D) Company Stock Options to purchase an aggregate of 183,011 shares of Company Stock, all of which were issued under the Omnibus Plan, all of which were vested, with a weighted average exercise price of $41.07, (E) Company RSUs with respect to an aggregate of 395,499.68 shares of Company Stock, all of which were issued under the Omnibus Plan, (F) Company PSUs with respect to an aggregate of 541,693.65 shares of Company Stock (assuming target levels of performance), all of which were issued under the Omnibus Plan, and (G) Company DSUs with respect to an aggregate of 300,939.30 shares of Company Stock, all of which were issued under the Equity Plans, (ii) 493,770 shares of Company Stock were available for issuance of future awards under the Omnibus Plan (assuming all Company Awards are settled in shares of Common Stock) and no other shares of Company Stock were available for issuance of future awards under any other Company equity compensation plan or arrangement, and (iii) 14,691,645 shares of Company Stock were held in the treasury of the Company. With respect to each Company Award, Section 3.5(a) of the Company Disclosure Letter sets forth, as of the date hereof, the identification number of each holder of such Company Award, the type of Company Award, the date of grant, the vesting schedule, the number of vested and unvested shares of Company Stock covered by such Company Award (including, if applicable, at target and at maximum performance), the cash exercise price per share of Company Stock of such Company Award (if applicable), and the applicable expiration date.

(b) Except (x) as set forth in Section 3.5(a), (y) for any Company Award granted under the Omnibus Plan or otherwise after the date of this Agreement as permitted in accordance with the terms of this Agreement and (z) for any shares of Company Stock issued upon the exercise of Company Stock Options or the settlement of Company RSUs, Company PSUs and Company DSUs, in each case, that were outstanding on the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) options, warrants, calls, redeemable, exercisable or exchangeable securities, rights, agreements, commitments or other understandings of any character to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock or other voting securities of or other ownership interests in the Company (including any stockholder rights plan (or similar plan commonly referred to as a “poison pill”)), or securities convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). All Company Awards have been granted in compliance with applicable Laws and the Equity Plans. All Company Stock Options were granted with a per share exercise price at least equal to the fair market value of the underlying share of Company Stock on the date such Company Stock Option was granted (within the meaning of Section 409A and the Treasury Regulations promulgated thereunder).

(c) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement, stockholders agreement, registration rights agreement or other similar agreement relating to the voting or disposition of, or dividends with respect to, any Company Securities. All outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights and were issued in compliance with all applicable securities Laws and Orders. All shares of capital stock of the Company subject to issuance as set forth above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights and issued in compliance with all applicable securities Laws and Orders. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 3.6 Subsidiaries.

(a) Each Subsidiary of the Company is duly incorporated or otherwise duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company has all requisite corporate, limited liability company or comparable powers required to own, lease and operate its assets, properties and rights and to carry on its business as currently conducted, except as would not have a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where such concept is recognized) is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien (other than transfer restrictions imposed by applicable securities Laws) and have been duly authorized and validly issued and are fully paid and nonassessable, are free of preemptive rights in favor of a party other than the Company and its Subsidiaries and were issued in compliance with all applicable securities Laws. Section 3.6(b) of the Company Disclosure Letter sets forth a complete and accurate list of the Subsidiaries of the Company, including, for each Subsidiary, its name and jurisdiction of organization. Each Subsidiary is directly or indirectly wholly owned by the Company as set forth in Section 3.6(b) of the Company Disclosure Letter. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) options or other rights or agreements, commitments or understandings to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in, or any securities convertible into or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement, stockholders agreement, registration rights agreement or other similar agreement relating to the voting or disposition of, or dividends with respect to any Company Subsidiary Securities. The Company does not own any capital stock of, or other equity, voting or ownership interests in, any Person other than its Subsidiaries.

(c) Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate or articles of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company, as in effect on the date of this Agreement. None of the Subsidiaries of the Company is in violation of any provisions of its incorporation and bylaws (or equivalent organizational documents), in each case, except for violations that would not have a Company Material Adverse Effect.

Section 3.7 SEC Filings; the Sarbanes-Oxley Act; Related Party Transactions.

(a) The Company has filed with or furnished to the SEC on a timely basis all reports, forms, schedules and other documents required to be filed or furnished, as the case may be, by the Company since December 31, 2017 (collectively, the “Company SEC Documents”). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of outstanding SEC comment or outstanding SEC investigation or other governmental investigation regarding the accounting practices of the Company. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE and the TSX. None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) in compliance with the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2017, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and audit committee, (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company’s internal control over financial reporting and the Company, based on its most recent evaluation of internal control over financial reporting, has not identified any such material weaknesses or any such fraud. Since December 31, 2017 none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee or independent auditor, has received or made any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls.

(c) As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, neither the Company nor any of its Subsidiaries is a party to any Contract or transaction with or for the benefit of any Person that is required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 3.8 Financial Statements.

(a) The consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, the shareholders’ equity and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of any unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in accordance with GAAP (except, in the case of any unaudited statements, for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b) None of the Company or its consolidated Subsidiaries is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 3.9 Information Supplied. The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the proxy statement (including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, as each may be amended or supplemented, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the Company Stockholder Approval (including any amendments or supplements thereto) will not, on the date the Proxy Statement is first mailed to stockholders of the Company, on the date of any amendment or supplement thereto, or at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and any other applicable Laws governing the preparation, distribution or dissemination of such documents. Notwithstanding the foregoing provisions of this Section 3.9, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of the Company for use therein.

Section 3.10 Absence of Certain Changes.

(a) From December 31, 2020 through the date of this Agreement, there has not been a Company Material Adverse Effect.

(b) From December 31, 2020 through the date of this Agreement, other than in connection with the transactions contemplated by this Agreement or with any COVID-19 Measures, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, and (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to clauses (a), (b), (e), (f), (g), (j), (k), (l), (m), (n) or (p) of Section 5.1.

Section 3.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement and (d) liabilities or obligations that have not had, and would not have a Company Material Adverse Effect.

Section 3.12 Compliance with Laws and Court Orders; Governmental Authorizations.

(a) Except for matters that have not had a Company Material Adverse Effect, the Company and its Subsidiaries are and have been since December 31, 2017 in compliance with all Laws and Orders applicable to the Company or any of its Subsidiaries, and, to the Knowledge of the Company, the Company and its Subsidiaries are not under investigation by any Governmental Authority with respect to any violation by the Company or its Subsidiaries of any applicable Law or Order.

(b) Except for matters that have not had a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, and have had since December 31, 2017, all Governmental Authorizations necessary to own, lease and operate their respective properties and assets and to conduct their respective businesses, and each such Governmental Authorization is in full force and effect, (ii) the Company and its Subsidiaries are and have been since December 31, 2017, in compliance with the terms of all Governmental Authorizations necessary to own, lease and operate their respective properties and assets and to conduct their respective businesses, (iii) since December 31, 2017, neither the Company nor any of its Subsidiaries has received written notice or other communication from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, (iv) there are no Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or adverse modification of any such Governmental Authorizations, and (v) to the Knowledge of the Company, no event has occurred which could be grounds for revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Authorization.

Section 3.13 Litigation.

(a) Except as has not had a Company Material Adverse Effect, there is no Proceeding pending (or, to the Knowledge of the Company, threatened) with respect to or against the Company or any of its Subsidiaries, or any property, right or asset of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, in each case, by or before any Governmental Authority.

(b) There is no Order or other similar written agreement with a Governmental Authority to which the Company or any of its Subsidiaries, or any property, right or asset of the Company or any of its Subsidiaries, is subject that has had a Company Material Adverse Effect.

Section 3.14 Properties.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a true, complete and correct list of all material real properties (by name, location, use and owner of such property) owned by the Company or any of its Subsidiaries (the “Owned Real Properties”) and (ii) a true, complete and correct list of all material leases, subleases, licenses, sublicenses or other occupancies (whether written or oral) to which the Company or any of its Subsidiaries is a party as tenant or licensee for real property, including all amendments, modifications or supplements thereto and guarantees thereof (collectively, the “Real Property Leases”) and a list of all material real property leased or licensed by the Company or any of its Subsidiaries (collectively, the “Leased Real Properties”). The Company has made available to the Parent and Merger Sub true, correct and complete copies of all Real Property Leases.

(b) Except as would not have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has good and marketable title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens, (ii) there are no existing, pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting any Owned Real Property and (iii) except for Permitted Liens, neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged or deeded in trust any interest in any of the Owned Real Properties.

(c) Except as would not have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has good and valid leasehold or subleasehold (as applicable) title to each Leased Real Property, sufficient to allow each of the Company and its Subsidiaries to conduct its business as currently conducted, free and clear of all Liens, other than Permitted Liens, (ii) each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases or otherwise occupies any real property is valid, binding and in full force and effect, subject to the Enforceability Exceptions and (iii) neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any other party to such Real Property Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease and no event has occurred or is reasonably expected to occur which, with or without notice, lapse of time or both, would constitute a default under the provisions of such Real Property Lease, (iv) to the Knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any other party to a Real Property Lease that such other party intends to terminate, not renew, or renegotiate in any material respect the terms of any such Real Property Lease (except in accordance with the terms thereof) and (v) either the Company or one of its Subsidiaries is in possession of each real property subject to a Real Property Lease and has not leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any such real property subject to a Real Property Lease or any portion thereof.

(d) The Owned Real Property and real property subject to each Real Property Lease encompasses all of the real property currently being used or required to conduct the business of the Company or any of its Subsidiaries after the Closing Date as it is presently conducted.

(e) To the Knowledge of the Company, (i) there are no pending or threatened Legal Proceedings against the Company or any of its Subsidiaries related to the presence of wildlife which inhabit areas of the Owned Real Property or real property subject to a Real Property Lease relating to Timberlands that are protected pursuant to the Federal Endangered Species Act, the Species at Risk Act (Canada) or comparable state, provincial, local or municipal Laws related to the protection of endangered species.

(f) To the Knowledge of the Company, and except as set forth on Section 3.14(f) of the Company Disclosure Letter, since May 1, 2019 there has been no material loss of timber from the Timberlands due to any casualty, insect infestation or other causes beyond the control of the Company or its Subsidiaries, other than such loss that would not have a Company Material Adverse Effect.

(g) Except as set forth on Section 3.14(g) of the Company Disclosure Letter, to the Knowledge of the Company, there are no unresolved disputes between the Company (or any Subsidiary of the Company) and any third party with respect to access to or use of the Timberlands that would have a Company Material Adverse Effect.

(h) The Company and its Subsidiaries have since May 1, 2019 operated the Timberlands in a manner sufficient to obtain and maintain certification from the Sustainable Forestry Initiative Program (the “SFI Certification”) with respect to the Timberlands during such period, and the Company has obtained SFI Certification for the Timberlands and such certification is in full force and effect.

(i) Except as set forth on Section 3.14(i) of the Company Disclosure Letter, to the Knowledge of the Company, there has been no mining activity on the Timberlands since May 1, 2018 that are material to the business of the Company and its Subsidiaries, taken as a whole.

(j) To the Knowledge of the Company, and subject to normal and customary harvesting of timber performed by or on behalf of the Company or any Subsidiary of the Company in the ordinary course of business and not inconsistent with the Company’s harvesting plan, and the natural growth and mortality of timber, the (A) aggregate amount of merchantable timber tonnage across all of the Timberlands set forth on Section 3.14(j) of the Company Disclosure Letter, and (B) breakdown of merchantable hardwood and softwood timber tonnage by forest set forth on Section 3.14(j) of the Company Disclosure Letter are true and correct in all material respects. The breakdown of merchantable pulpwood and saw timber tonnage by forest as set forth on Section 3.14(j) has been prepared by the Company in good faith in the ordinary course of business and for utilization by the Company in the operation of the business.

(k) Except as set forth in Section 3.14(k), to the Knowledge of the Company, no Persons other than the Company or a Subsidiary of the Company (or contractors harvesting on their behalf) has asserted or alleged, in writing, the right to harvest timber on the Timberlands, except pursuant to Contracts entered into by the Company or its Subsidiaries in the ordinary course of business and in a manner not inconsistent with its harvesting plan.

(l) Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries owns and has good and marketable title to, or holds valid leasehold interests in or valid contractual rights to use, all properties, assets and other rights that do not constitute real property and that are material to the business of the Company and its Subsidiaries, taken as a whole, in each case free and clear of all Liens, other than Permitted Liens.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of the Owned Intellectual Property that is registered, issued or subject to an application for registration or issuance (collectively, the “Registered Intellectual Property”). To the Knowledge of the Company, the Registered Intellectual Property is valid, subsisting and enforceable, and the Company and its Subsidiaries exclusively own the Owned Intellectual Property material to the business of the Company and its Subsidiaries, free and clear of all Liens, except for Permitted Liens.

(b) (i) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries has not within the past three years infringed, violated or misappropriated any Intellectual Property of any other Person, and (ii) there is no pending or, to the Knowledge of the Company, threatened Proceeding against the Company or any of its Subsidiaries alleging any such infringement, violation or misappropriation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property of any Person) or contesting the ownership, validity, registrability, use or enforceability of any Registered Intellectual Property (excluding ordinary course proceedings in Intellectual Property registration offices of Governmental Authorities). To the Knowledge of the Company, no Person has within the past three years engaged in any activity that infringes, violates or misappropriates any Owned Intellectual Property or any material Intellectual Property exclusively licensed to the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries have taken commercially reasonable actions to protect and maintain the (i) Registered Intellectual Property and (ii) secrecy of the Trade Secrets and confidential Intellectual Property, in each case, that are Owned Intellectual Property. No Trade Secrets or confidential Owned Intellectual Property has been disclosed by the Company or any of its Subsidiaries to any Person except pursuant to appropriate written non-disclosure or license agreements that obligate such Person to keep such Trade Secrets or confidential Owned Intellectual Property confidential both during and after the term of such agreement and that restrict the use of such Trade Secrets and confidential information. To the Knowledge of the Company, there has been no unauthorized access, use or disclosure of any material Trade Secrets or confidential Owned Intellectual Property.

(d) All IT Systems material to the business of the Company and its Subsidiaries (i) operate in all material respects in accordance with their documentation and functional specifications and as otherwise required by the Company and its Subsidiaries and (ii) are in a good state of maintenance and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used or held for use, and (iii) since December 31, 2017, have not malfunctioned or failed in a manner that resulted in a material disruption to the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have implemented, maintain and comply with commercially reasonable written security, business continuity and backup and disaster recovery plans and procedures. To the Knowledge of the Company, none of the IT Systems contains any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code intended to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

(e) The Company and its Subsidiaries have implemented and maintain commercially reasonable written information security, backup and disaster recovery plans and arrangements designed to protect and preserve the availability, integrity, security, confidentiality and operation of the IT Systems (including all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. There have been no data breaches or security incidents with respect to the IT Systems that resulted in any unauthorized access to or use, disclosure, modification or corruption of any information stored or contained therein, or resulted in the exertion of third-party control over any of the IT Systems, except those that (i) have been remedied without any material cost or material liability to the Company or any of its Subsidiaries or the duty to notify any other Person, and (ii) did not, and would not reasonably be expected to, cause a material disruption to the IT Systems or otherwise have a material impact on the operation of the business of the Company or any its Subsidiaries.

(f) To the extent that any material Intellectual Property has been conceived, developed or created for the Company or any of its Subsidiaries by any Person (whether alone or with others), such Person has executed a valid and enforceable written agreement pursuant to which such Person transferred to the Company or such Subsidiary the entire and unencumbered right, title and interest of such Person therein and thereto, and, to the Knowledge of the Company, no party is in breach of such agreement. No Person has asserted in writing against the Company or any of its Subsidiaries any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any material Owned Intellectual Property.

Section 3.16 Data Privacy and Security.

(a) Since December 31, 2017, the Company and its Subsidiaries (i) have posted a privacy policy on the Company’s website regarding the collection, use, disclosure, disposal, maintenance and transmission of any personally identifiable information of individuals who are visitors to the website, (ii) have been in compliance in all material respects with all applicable Laws and Orders and (iii) complied in all material respects with such privacy policy, applicable industry guidelines, and contractual requirements pertaining to data protection or information privacy and security. Since December 31, 2017, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging violation of any applicable Laws or Orders applicable to data protection or information privacy and security and, to the Knowledge of the Company, there is no pending investigation by any Governmental Authority of the Company or any of its Subsidiaries relating to such Laws or Orders.

Section 3.17 Taxes

(a) Except for matters that have not had a Company Material Adverse Effect, (i) all Tax Returns required to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries have been duly and timely filed and are complete and correct, (ii) all Taxes (whether or not reflected on such Tax Returns) required to be paid by the Company or any of its Subsidiaries have been duly and timely paid, (iii) all Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose, (iv) no Tax Returns or Taxes with respect to the Company or any of its Subsidiaries are under audit or examination by, or subject to any litigation with, any Taxing Authority and neither the Company nor any of its Subsidiaries has received a written notice of any such proposed audit or examination, (v) the Company and its Subsidiaries have established reserves in accordance with GAAP that are adequate for the payment of all Taxes not yet due and payable by the Company and its Subsidiaries through the date hereof, (vi) no Taxing Authority has asserted in writing any deficiency with respect to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and (vii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(b) During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) Except for matters that have not had a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes, except for any such agreements that (i) are solely between the Company and any of its Subsidiaries, (ii) will terminate as of, or prior to, the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

(d) Except as has not had a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is or has been during the past three years a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than the Company and its Subsidiaries) for purposes of filing Tax Returns on net income, other than any such group of which the Company was the common parent, (ii) neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of national, state, provincial, territorial, municipal, local or foreign Law or as a transferee or successor and (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to income Taxes or agreed to any extension of time with respect to any income Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries that is required to file a U.S. federal income Tax Return has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

(f) The Company has not been, and will not be prior to the Closing, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Except as has not had a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) entered into any “closing agreement” under Section 7121 of the Code, or other agreement (including any advanced pricing agreement) with a Taxing Authority in respect of Taxes that remains in effect or (ii) received any private letter ruling or other written ruling from a Taxing Authority that relates to Taxes of the Company.

(h) Neither the Company nor any of its Subsidiaries has deferred material Taxes under Section 2302 of the CARES Act, similar law or executive order of the President of the United States or claimed any material Tax credit under Section 2301 of the CARES Act, similar law or executive order of the President of the United States or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended.

Section 3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true, complete and correct list identifying each material Company Plan, and separately identifies each U.S. Company Plan and Non-U.S. Company Plan. “Company Plan” means each “employee benefit plan” within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, and any other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether written or unwritten (excluding any plan, program or arrangement maintained by a Governmental Authority, including any benefits that are required to be provided under applicable Law, including statutory severance and any severance, retirement, pension, or leave accruals provided by the Company as required by applicable Law), that the Company or any Subsidiary sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Employee of the Company or its Subsidiaries, or with respect to which the Company or any Subsidiary has or may have any direct or indirect liability. For purposes of this Agreement, the term “Non-U.S. Company Plan” means each Company Plan that primarily covers current or former Employees, officers, directors or other service providers of the Company or its Subsidiaries based outside of the United States. For purposes of this Agreement, the term “U.S. Company Plan” means each Company Plan that primarily covers current or former Employees, officers, directors or other service providers of the Company or its Subsidiaries in the United States.

(b) The Company has made available to Parent with respect to each material Company Plan true, complete and correct copies of: (i) all documents setting forth the terms of each such Company Plan (or, with respect to any unwritten Company Plan, a written description of each material term thereof) and all material documents relating to each such Company Plan, including the plan document, all amendments thereto and all related trust documents and funding instruments, (ii) the two most recent annual reports (Form 5500, including, if applicable, all schedules and attachments thereto) and tax returns (Form 990), if any, required under ERISA, the Code or other similar applicable Law in connection therewith or its related trust and any federal, state, provincial, territorial, municipal, local or foreign tax returns, (iii) the most recent actuarial report (if applicable), (iv) all summary plan descriptions, together with each summary of material modifications, if any, required under ERISA or other similar applicable Law, (v) the most recent determination or opinion letter issued with respect to each such Company Plan intended to be qualified under Section 401(a) of the Code and (vi) all material correspondence to or from any Governmental Authority within the past three years with respect to any Company Plan.

(c) Except as would not have a Company Material Adverse Effect and other than routine claims for benefits, there are no pending or, to the Knowledge of the Company, threatened Proceedings by or on behalf of any participant in any Company Plan, or otherwise involving any Company Plan or the assets of any Company Plan.

(d) Except as would not have a Company Material Adverse Effect, (i) each U.S Company Plan has been established, maintained, administered and operated in compliance with its terms and the requirements of applicable Law in all material respects; (ii) all contributions required to be made by the Company or any of its Subsidiaries to any U.S. Company Plan by applicable Law or by the terms of any U.S. Company Plan or CBA or other similar agreement or arrangement and all premiums, benefits and other expenses due or payable with respect to insurance policies funding any U.S. Company Plan, for any period in the prior three years through the date hereof, have been timely made or paid, as applicable; (iii) each U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and each trust created thereunder is exempt from Tax under the provisions of Section 501(a) of the Code, and, to the Knowledge of the Company, no fact or event has occurred, either by reason of any action or failure to act, that could reasonably be expected to adversely affect the qualified status or tax-exempt status, as applicable, of any such U.S. Company Plan or trust created thereunder; (iv) no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code or other similar applicable Law has occurred involving any U.S. Company Plan; and (v) with respect to U.S. Company Plans, neither the Company nor any of its Subsidiaries has received any notices, fines or other sanctions from any Governmental Authority or independent regulator and, to the Knowledge of the Company, no instances of non-compliance have been notified to any Governmental Authority or independent regulator.

(e) With respect to each U.S. Company Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, except as would not create a material liability for the Company: (A) such U.S. Company Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (B) such U.S. Company Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (C) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such U.S. Company Plan; (D) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries, or any of their ERISA Affiliates, that has not been satisfied, and no condition exists that would reasonably be expected to result in the Company, its Subsidiaries, or any of their ERISA Affiliates, incurring a liability thereunder; and (E) no “reportable event” within the meaning of Section 4043(c) of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred in the preceding six years or will be required to be filed in connection with the transactions contemplated by this Agreement. The Company has not been required to post any security under ERISA or Section 436 of the Code with respect to any U.S. Company Plan, and to the Knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such lien or requirement to post any such security with respect to any U.S. Company Plan.

(f) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code, and any other payment or arrangement for which the Company or any of its Subsidiaries has liability that is subject to Section 409A, is, and at all relevant times has been, in operational and documentary compliance in all material respects with Section 409A.

(g) Except as would have a Company Material Adverse Effect, (i) each Non-U.S. Company Plan has been in all material respects established, maintained, operated and administered in accordance with its terms and all applicable Laws of any controlling Governmental Authority; (ii) each Non-U.S. Company Plan that is required to be registered has been in all material respects registered and maintained in good standing with the applicable Governmental Authority; (iii) each Non-U.S. Company Plan that is required to be funded and/or book reserved is materially funded and/or book reserved, as appropriate, in accordance with applicable Law; (iv) all contributions required to have been made to each Non-U.S. Company Plan will have been made as of the Closing Date; (v) there are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened with respect to any Non-U.S. Company Plans (other than routine claims for benefits); and (vi) there have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under applicable Law with respect to any Non-U.S. Company Plans.

(h) Except as disclosed in Section 3.18(h) of the Company Disclosure Letter, (i) neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) (a) a multiemployer plan as defined in Section 3(37) of ERISA, (b) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (c) a “multiple employer welfare arrangement” as defined in Section 3(40) of the Code, (d) a “defined benefit plan” as defined in Section 3(35) of ERISA, or (e) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, and (ii) no Company Plan provides material post-employment health or welfare benefits for any current or former Employees of the Company or its Subsidiaries (or their dependents), other than as required under Section 4980B of the Code or any similar state or foreign Laws.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) result in any payment becoming due, accelerate the time of any payment or vesting, or increase the amount of compensation due to any director, officer or Employee of the Company or its Subsidiaries or trigger any other obligation under any Company Plan, (ii) result in any forgiveness of material indebtedness, trigger any material funding obligation under any Company Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Plan or (iii) result in payments to any current or former Employee, director, officer or consultant of the Company or any of its Subsidiaries under any Company Plan that would, individually or in combination with any other such payment, be deemed a “parachute payment” and not be deductible under Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to, and is not otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of national, state, provincial, territorial, municipal, local or foreign Law relating to Tax).

Section 3.19 Employees; Labor Matters.

(a) The Company has made available to Parent a true and complete list of all Employees employed as of the date hereof by: (i) work location (province or state, and country); (ii) date of hire; (iii) job title; (iv) status as full-time or part-time; (v) status as exempt or non-exempt under applicable wage and hour Laws; (vi) whether paid on an hourly, salary or other basis; (vii) the amount of their hourly, base or other pay; and (viii) if the Employee is a member of a union and, if so, which one (the “Employee Census”).

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list of each collective bargaining agreement, works council agreement or other similar arrangement with a labor union, works council or labor organization to which the Company or any of its Subsidiaries is a party or is otherwise bound (the “CBAs”) that covers current or former employees of the Company or any of its Subsidiaries. Except with respect to the CBAs, there are no material Proceedings or, to the Knowledge of the Company, other activities of any labor union to organize any Employees of the Company and its Subsidiaries.

(c) From December 31, 2017 to the date of this Agreement, there has not occurred or, to the Knowledge of the Company, been threatened, and neither the Company nor any of its Subsidiaries has been affected by, any material strike, slowdown, work stoppage, picketing, lockout, grievance, unfair labor charge, concerted refusal to work overtime or other similar labor activity or union-organizing campaign with respect to any former or current employees, independent contractors, consultants or other agents of the Company or any of its Subsidiaries.

(d) Except as set forth on Section 3.19(d) of the Company Disclosure Letter, there are no material claims, disputes, arbitrations, administrative charges, complaints (whether individual or collective) or other Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries involving any former or current employee, director, independent contractor, consultant or other agent of the Company or any of its Subsidiaries, or otherwise relating to any labor or employment matters of the Company or its Subsidiaries. As of the date of this Agreement, there is no representation or certification proceeding or petition pending or, to the Knowledge of the Company, threatened with respect to any Employee, independent contractor, consultant or other agent of the Company or any of its Subsidiaries.

(e) Each of the Company and its Subsidiaries is in material compliance with all applicable Laws respecting employment and employment practices, including the Immigration Reform and Control Act and similar Laws of any jurisdiction, the Worker Adjustment and Retraining Notification Act and similar Laws of any jurisdiction (“WARN”), any Laws respecting employment of labor, wages, hours, overtime, paid leave, wage and hour standards, labor relations, collective bargaining, employment discrimination, harassment, retaliation, whistleblowing, civil rights, disability rights or benefits, safety and health, workers’ compensation, pay equity, equal opportunity, affirmative action, classification and use of employees, independent contractors, consultants and other agents, immigration and work authorization, reduction in force, mass layoffs, collective dismissals, facility closings, plant closures, the collection and payment of withholding or social security Taxes, severance or other termination-related payments, occupational safety and health requirements, leaves of absence, and unemployment insurance.

(f) Each of the Company and its Subsidiaries is, and since December 31, 2017 has been, in material compliance with all applicable Laws relating to classification of individuals providing services for the Company or any of its Subsidiaries as an independent contractor, consultant, temporary employee, leased employee, volunteer or any other servant or agent compensated other than through reportable wages as an employee of the Company or a Subsidiary.

(g) To the Knowledge of the Company, no Person has claimed that any former or current employee or individual independent contractor of the Company or any of its Subsidiaries with respect to his or her employment with the Company: (i) is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement or any restrictive covenant with such Person; (ii) has disclosed to the Company or any of its Subsidiaries or utilized in connection with providing services to the Company or any of its Subsidiaries any trade secret or proprietary information or documentation of such Person; or (iii) has materially interfered in the employment relationship between such Person and any of its present or former Employees.

(h) Since December 31, 2017, neither the Company nor any of its Subsidiaries has had any “plant closings” or “mass layoffs” (in each case, as defined in WARN) or other terminations for which notices were not timely and properly provided in accordance with WARN. In the 90-day period immediately prior to the date hereof, the Company and its Subsidiaries have not carried out any “employment loss” (as defined in WARN), layoff or material reduction in hours of work that would reasonably be expected to create any material liabilities for the Company.

Section 3.20 Environmental Matters. Except as has not had a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and, since December 31, 2017, have been, in compliance with all applicable Environmental Laws (which compliance has included obtaining and possessing and being in and have been in compliance with all Environmental Permits), and all such Environmental Permits are in full force and effect, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Authority with respect to any violation of any applicable Environmental Law or Environmental Permit;

(b) no Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law or relating to any Environmental Permit;

(c) no written notice of any Environmental Claim, Environmental Condition or potential liability under Environmental Law, has been received by the Company or any of its Subsidiaries, the substance of which has not been fully resolved without any pending, outstanding or ongoing costs, obligations or liabilities, including any notice regarding actual or alleged exposure to Hazardous Substances, natural resource damages claims, or any Hazardous Substances sent offsite by the Company or any of its Subsidiaries for treatment, storage or disposal, and to the Knowledge of the Company, there are no existing facts, conditions or circumstances that are reasonably expected to result in an Environmental Claim or Environmental Condition; and

(d) (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, their respective predecessors has Released Hazardous Substances at, on, in, under, to or from any real property (including any real property formerly owned, leased or operated by the Company, any of its Subsidiaries or their respective predecessors), and (ii) there has been no Release of any Hazardous Substances at, on, in, under, to or from any Owned Real Property or property that is subject to a Real Property Lease, or, to the Knowledge of the Company, at, on, in, under, to or from any real property formerly owned, leased, or operated by the Company, any of its Subsidiaries or their respective predecessors during the period of its ownership, operation or lease thereof, that, in either case of the foregoing clause (i) or (ii), has resulted in any Remedial Action, requires any Remedial Action pursuant to Environmental Law or would reasonably be expected to result in any Proceeding or the imposition of any liability pursuant to Environmental Laws.

Section 3.21 Material Contracts.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) each Contract that (A) limits or restricts in any material respect the Company or any of its Subsidiaries (or would from and after the Effective Time, limit or restrict the Company or any of its Subsidiaries) from competing in any line of business or with any Person or competing or operating in any geographic region, (B) contains exclusivity obligations binding on, and material to, the Company or any of its Subsidiaries or (C) grants any “most favored nation” or similar right in favor of any third party;

(ii) each Contract that is a joint venture or partnership agreement or provides for a similar arrangement that is material to the Company and its Subsidiaries, taken as a whole, and any Contract that relates to the management, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(iii) each Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, security agreement or other binding commitment (other those between the Company and its wholly owned Subsidiaries) or other Contract relating to indebtedness for borrowed money, in each case in an amount in excess of $1 million individually;

(iv) each Contract with respect to an interest rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $1 million;

(v) each Contract that is an acquisition agreement or a divestiture agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement in excess of $1 million, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $1 million or (C) the Company or any of its Subsidiaries has any material ongoing indemnification or other obligations as of the date of this Agreement, excluding, in each case, acquisitions or dispositions of (x) supplies, inventory or products in connection with the conduct of the Company’s and its Subsidiaries’ business in the ordinary course consistent with past practice or (y) supplies, inventory, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(vi) each Contract pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or similar obligations that could result in payments in excess of $1 million in the aggregate;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries is licensed or licenses, or grants or receives a covenant not to sue or other right, under any Intellectual Property material to the Company and its Subsidiaries, taken as a whole, in each case, to or from any third party;

(viii) each Contract with one of the ten largest customers (by revenue) of the Company and its Subsidiaries, taken as a whole (each, a “Material Customer”), or one of the ten largest vendors (by amounts paid) of the Company and its Subsidiaries, taken as a whole (each, a “Material Supplier”), in each case, based on the twelve-month period ended December 31, 2020;

(ix) each Contract involving any resolution or settlement of any actual or threatened Proceeding involving the Company or any of its Subsidiaries involving (A) a payment in excess of $1 million and entered into since December 31, 2017 or (B) any material ongoing requirements or restrictions on the Company or any of its Subsidiaries;

(x) each Contract between the Company or any of its Subsidiaries and a Governmental Authority (other than in any such Governmental Authority’s capacity as a customer or supplier of the Company or any of its Subsidiaries) requiring payment by or to the Company and its Subsidiaries, taken as a whole, in excess of $1 million per annum;

(xi) each Real Property Lease and each Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment or other personal property requiring by its terms aggregate payments by or to the Company or any of its Subsidiaries in excess of $5 million for the twelve-month period ended December 31, 2020;

(xii) each Contract which restricts the payment of dividends or distributions in respect of any Company Securities or any Company Subsidiary Securities;

(xiii) each Contract that is a CBA;

(xiv) each employment Contract that (A) provides for annual base salary in an amount greater than $150,000, or (B) provides for any change of control retention or severance payments or benefits; and

(xv) each Contract that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

Each Contract of a type described in clauses (i) through (xv) is referred to herein as a “Company Material Contract”.

(b) Except for any Company Material Contract that has terminated or expired in accordance with its terms, and except as would not have a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Company Material Contract, is or is alleged to be in violation of or in default under any provision of such Company Material Contract, and, to the Knowledge of the Company, no event has occurred that would result in a violation of or a default under any Company Material Contract (in each case, with or without notice, the lapse of time or both) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto. To the Knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any other party to a Company Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Company Material Contract (except in accordance with the terms thereof). True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent prior to the date of this Agreement.

Section 3.22 Customers; Suppliers.

(a) Since December 31, 2020 through the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or not renew its existing Company Material Contract with the Company or any of its Subsidiaries, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and any of its Subsidiaries, taken as a whole.

(b) Since December 31, 2020 through the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Material Supplier that such Material Supplier shall not continue as a supplier or vendor to the Company or that such Material Supplier intends to terminate its existing Company Material Contract with the Company or any of its Subsidiaries, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and any of its Subsidiaries, taken as a whole.

Section 3.23 Finders’ Fee, etc. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”), the fees and expenses of which will be paid by the Company, there is no investment banker, broker, financial advisor, finder or similar Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.24 Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the Merger Consideration to be received by the holders of Company Stock (other than (a) shares of Company Stock owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise), any of the Company’s Subsidiaries or Merger Sub and (b) Appraisal Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A signed, correct and complete copy of such opinion will be made available to Parent promptly following the delivery of such written opinion to the Company Board.

Section 3.25 Antitakeover Statutes. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.9, (a) the Company Board has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL and any other similar Takeover Statute and (b) to the Knowledge of the Company, no other Takeover Statute enacted under U.S. state or federal laws applies to this Agreement or any of the transactions contemplated hereby.

Section 3.26 Certain Business Practices.

(a) Since December 31, 2017, none of the Company or its Subsidiaries, any director or officer or, to the Knowledge of the Company, any Employee or agent of the Company or any of its Subsidiaries with respect to any matter relating to the Company or any of its Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) offered, promised, made or authorized any unlawful payment of anything of value to foreign or domestic government officials or employees (including any officer or employee of a government or government-owned or -controlled entity or of a public international organization) or to foreign or domestic political parties or campaigns, or to any other Person acting in an official capacity, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty, or otherwise violated any provision of any Anti-Corruption Law; or (c) violated any Sanctions.

(b) Since December 31, 2017, none of the Company, any of its Subsidiaries or any director, officer, Employee, agent or other Person acting on behalf of the Company or any of its Subsidiaries is a Sanctioned Person or has engaged in, or is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person.

(c) Since December 31, 2017, neither the Company nor any of its Subsidiaries has violated or is in violation of any Anti-Money Laundering Law.

(d) The Company and its Subsidiaries have in place and have adhered to policies and procedures designed to prevent their officers and Employees from undertaking any activity, practice or conduct relating to the business of the Company or its Subsidiaries that would constitute an offence under any Anti-Corruption Laws or any Sanctions.

Section 3.27 Insurance. Except as would not have a Company Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the business, assets and operations of the Company or any of its Subsidiaries are in full force and effect and all premiums due thereunder have been paid when due. Except as would not have a Company Material Adverse Effect, such insurance policies are sufficient for compliance with all applicable Laws. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not have a Company Material Adverse Effect.

Section 3.28 Aboriginal Matters. Except as set forth in Section 3.28 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any written agreement with any Aboriginal Group relating to the Company’s or any of its Subsidiaries’ assets, including in relation to the environment or the development of communities in the vicinity of, or in connection with, the any of the Company’s or its Subsidiaries’ assets, except as has not had a Company Material Adverse Effect:

(a) neither the Company nor any of its Subsidiaries is currently engaged or involved in any disputes, discussions or negotiations with (i) any Aboriginal Group or (ii) a Governmental Authority in relation to Aboriginal Claims; and

(b) there are no existing or, to the Knowledge of the Company, threatened Aboriginal Claims related to the Company’s or its Subsidiaries’ assets, including the ownership or operation of the business of the Company or any of its Subsidiaries or the Company’s or its Subsidiaries’ assets.

Section 3.29 No Additional Representations; Acknowledgment .

(a) Except for the representations and warranties of the Company expressly set forth in this Article III, none of the Company or any other Person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or any of their Affiliates or Representatives relating to the financial condition, business, assets or results of operations of the Company and its Subsidiaries, in connection with the transactions contemplated by this Agreement, including the Merger, including any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any Representative of the Company, including in any “data room” or management presentation.

(b) The Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article IV, none of Parent, Merger Sub or any other Person on behalf of them is making, and none of them has made, any representations or warranties (express or implied) relating to itself or its financial condition, business, assets or results of operations or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Company or its Representatives is relying on any representation or warranty of Parent, Merger Sub or any other Person on behalf of them, except for those expressly set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company that:

Section 4.1 Corporate Existence. Each of the Parent Parties is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, except, in each case, where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby. Prior to the date of this Agreement, each of the Parent Parties has delivered or made available to the Company true, correct and complete copies of the organizational documents of the Parent Parties and Merger Sub as in effect on the date of this Agreement.

Section 4.2 Corporate Power and Authorization; Merger Sub.

(a) Each of the Parent Parties and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent Parties and Merger Sub, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent Parties and Merger Sub. No vote of any holders of any of the Parent Parties’ capital stock is necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of the Parent Parties and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b) The respective boards of directors of each of the Parent Parties and Merger Sub, by resolutions duly adopted at duly held meetings, have each unanimously approved and declared advisable this Agreement and the transactions contemplated hereby. Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby, effective as of immediately following the execution and delivery of this Agreement.

(c) Merger Sub is a direct, wholly-owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Merger. Since the date of its incorporation, Merger Sub has not carried, and prior to the Effective Time, will not carry, on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.3 Governmental Authorization. The execution and delivery of this Agreement by each of the Parent Parties and Merger Sub, the performance of their obligations hereunder and the consummation by each of the Parent Parties and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, or notifications to, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) receipt of the Competition Act Approval, (d) all consents, notices and approvals, as applicable, from the Governmental Authorities set forth in Section 4.3(d) of the Parent Disclosure Letter, (e) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal or Canadian provincial securities laws, (f) compliance with any applicable requirements of the NYSE and the TSX and (g) any actions, filings or notifications the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.4 Non-Contravention. The execution and delivery of this Agreement by each of the Parent Parties and Merger Sub, the performance of their obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not, assuming the authorizations, consents and approvals referred to in clauses (a) through (f) of Section 4.3 are obtained, (a) conflict with or breach any provision of the organizational documents of any of the Parent Parties or Merger Sub, (b) conflict with or breach any provision of any applicable Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any material Contract binding upon the Parent Parties or Merger Sub, any of their respective properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting Parent and Merger Sub or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any property, right or asset of any of the Parent Parties or Merger Sub, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.5 Information Supplied. The information relating to, and supplied by, the Parent Parties, their Affiliates and Merger Sub to be contained in, or incorporated by reference in, the Proxy Statement will not, on the date the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of the Parent Parties or Merger Sub for use therein.

Section 4.6 Financing.

(a) Parent’s and Merger Sub’s obligations under this Agreement are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Merger and the other transactions contemplated hereby. On or prior to the date of this Agreement, Parent has delivered to the Company true, correct and complete fully executed copies of (a) the equity commitment letter (the “Equity Commitment Letter”) to Parent from an Affiliate of the Parent Parties, pursuant to which such Affiliate has committed to provide Parent with equity financing in the amount and on the terms and conditions set forth therein (the “Equity Financing”), (b) the commitment letter, dated as of the date hereof, among Parent and the financing sources party thereto (the “Debt Commitment Letter”) and (c) the fee letter, dated as of the date hereof, among Parent and the financing sources party thereto (redacted to remove only the fee amounts, fee percentages, price caps and certain other economic terms (including any economic market “flex” provisions) in a customary manner (none of which could reasonably be expected to adversely affect the conditionality, availability or termination provisions of the Debt Commitment Letter or reduce the aggregate amount available under the Debt Financing), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (together with the Debt Commitment Letter, the “Debt Letters” and the Debt Letters, together with the Equity Commitment Letter, the “Financing Commitment Letters” ). Pursuant to the Debt Commitment Letter and subject to the terms and conditions thereof, each of the parties thereto (other than Parent and Merger Sub) have severally committed to lend the amounts set forth therein to Parent or Merger Sub (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letter. As of the date of this Agreement, (i) the Financing Commitment Letters have not been amended, restated or otherwise modified or waived in any respect (and no amendment, restatement, modification or waiver is contemplated), (ii) the respective commitments contained in the Equity Commitment Letter and, to the Knowledge of Parent, the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect and (iii) with respect to the commitments contained in the Equity Commitment Letter and, to the Knowledge of Parent, the commitments contained in the Debt Letters, no such withdrawal, rescission, amendment, restatement or modification is contemplated). As of the date of this Agreement, the Financing Commitment Letters are in full force and effect and constitute the legal, valid, enforceable and binding obligations of each of Parent, and to the Knowledge of Parent, the other parties thereto, subject in each case to the Enforceability Exceptions. As of the date of this Agreement, there are no conditions precedent or other contractual contingencies related to the funding of the full amount of the Debt Financing pursuant to the Debt Commitment Letter (other than as expressly set forth in the Debt Commitment Letter) and the Equity Financing pursuant to the Equity Commitment Letter. Assuming the satisfaction of the conditions precedent set forth in Section 8.1 and Section 8.2, the net proceeds contemplated from the Debt Financing and the Equity Financing, together with the Escrow Amount and Parent’s available unrestricted cash, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration, any payments in respect of equity compensation obligations to be made in connection with the Merger, any repayment or refinancing of any outstanding indebtedness of Parent, the Company and their respective Subsidiaries required in connection with the Merger and all fees and expenses reasonably expected to be incurred in connection with the Merger and the other transactions contemplated by this Agreement (the “Merger Amounts”). As of the date of this Agreement, assuming the satisfaction of the conditions to the Merger set forth in Section 8.1 and Section 8.2, to the Knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent or Merger Sub under the Financing Commitment Letters or any other party to the Financing Commitment Letters. As of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements that relate to the conditionality, availability, termination or amount of the Debt Financing, the Equity Financing or the funding of all or any part of the Debt Financing or the Equity Financing. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing and satisfied all of the other terms and conditions required to be satisfied by Parent on or prior to the date hereof. As of the date of this Agreement, assuming the satisfaction of the conditions to the Merger set forth in Section 8.1 and Section 8.2, Parent has no reason to believe that any of the conditions to the Debt Financing or the Equity Financing will not be satisfied, nor does Parent have Knowledge that the full amount of the Debt Financing and the Equity Financing will not be made available to Parent as of the time the Closing is required to occur pursuant to Section 2.2 in accordance with the terms of the Debt Letters. Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of this representation and warranty shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement if (notwithstanding such breach) Parent and Merger Sub are willing and able to consummate the Merger on the Closing Date.

Section 4.7 Solvency. Parent is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) the satisfaction of the conditions set forth in Article VIII (in each case, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), (b) that the representations and warranties set forth in Article III as written are true and correct and (c) the Company is Solvent as of the Date of this Agreement, at and immediately after the Closing, then, after giving effect to the consummation of the transactions contemplated hereby, each of Parent and the Surviving Corporation will be Solvent as of immediately after the consummation of the Merger and the other transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

Section 4.8 Litigation. Except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby, (a) there is no Proceeding pending (or, to the Knowledge of Parent, threatened) by or before any Governmental Authority with respect to Parent or any of its Subsidiaries and (b) to the Knowledge of Parent, Parent and its Subsidiaries are not under investigation by any Governmental Authority with respect to any violation by Parent or its Subsidiaries of any applicable Law or Order.

Section 4.9 Share Ownership. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) (a) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company or (b) is, or at any time within the past three years has been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

Section 4.10 Finders’ Fee, etc. Except for Barclays Capital Inc., there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates who is entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.11 Taxes. No withholding or deduction for Taxes arising solely by reason of (x) the place of incorporation or tax residence of Parent, its shareholders or the Guarantors or (y) the jurisdiction from which Parent or the Guarantors make payments (other than the United States), in each case, will be required pursuant to a Law in effect on the date hereof in connection with amounts otherwise payable pursuant to this Agreement to any Person.

Section 4.12 No Additional Representations; Acknowledgment .

(a) Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article IV, none of Parent, Merger Sub, its Affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company, its Subsidiaries or any of their Affiliates or Representatives relating to the financial condition, business, assets or results of operations of Parent, Merger Sub, its Subsidiaries or any of their Affiliates in connection with the transactions contemplated by this Agreement, including the Merger, including any information, documentation, forecasts, budgets, projections or estimates provided by Parent, Merger Sub or any Representative of Parent or Merger Sub, including any management presentation.

(b) Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III, none of the Company or any Person on behalf of the Company is making, and none of them has made, any representations or warranties (express or implied) relating to itself or its financial condition, business, assets or results of operations or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, including with respect to any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any Representative of the Company, including in any “data room” or management presentation, and none of Parent, Merger Sub or their respective Affiliates or Representatives is relying on any representation or warranty of the Company or any Person on behalf of the Company, except for those expressly set forth in Article III.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Conduct of the Company. From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX except as otherwise expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), for any actions taken reasonably and in good faith to respond to COVID-19 Measures, provided that the Company shall, to the extent reasonably practicable, provide reasonable advance notice of such actions and consult with Parent prior to taking such actions or as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to preserve substantially intact its current business organization and maintain existing relations and goodwill with material customers, suppliers, distributors, creditors, lessors, employees and other material business relations and keep available the services of the Company’s and its Subsidiaries’ present key employees; provided that (x) no action by the Company or any of its Subsidiaries permitted by an exception to any of Section 5.1(a) through (q) will be a breach of this sentence and (y) the Company’s or any of its Subsidiaries’ failure to take any action prohibited by any of Section 5.1(a) through (q) will not be a breach of this sentence. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend or otherwise change its certificate or articles of incorporation, bylaws or other similar organizational documents;

(b) split, combine, recapitalize, subdivide or reclassify any Company Securities or Company Subsidiary Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than (i) in connection with the exercise, vesting or settlement of Company Awards in accordance with past practice for award holders who are not “executive officers” and (ii) in connection with the settlement of Company DSUs (or as modified after the date of this Agreement in accordance with the terms of this Agreement));

(c) (i) issue, deliver, sell, assign, pledge, grant, transfer, dispose of, or encumber (other than Permitted Liens), or authorize the issuance, delivery, sale, assignment, pledge, grant, transfer, disposition or encumbrance of, any Company Securities or Company Subsidiary Securities, other than (x) in connection with regular quarterly grants of Company DSUs to directors which are made in the ordinary course of business, in each case under the terms and conditions and in the values as set forth in Section 5.1(c) of the Company Disclosure Letter, (y) the issuance of any shares of Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, Company PSUs and Company DSUs that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or granted after the date of this Agreement in accordance with this Agreement, as set forth in Section 5.1(c) of the Company Disclosure Letter and (z) issuances of securities of the Company’s Subsidiaries to the Company or to wholly owned Subsidiaries of the Company or (ii) amend any term of any Company Security or Company Subsidiary Security (in each case, whether by merger, amalgamation, consolidation or otherwise);

(d) make or commit to any capital expenditures, except (i) in the ordinary course of business, (ii) pursuant to the Company’s current capital expenditures budget provided to Parent prior to the date hereof (the “2021 Capex Budget”), either on projects itemized in the budget or on substitute projects, (iii) with respect to future capital expenditures budgets, capital expenditures that do not exceed the aggregate amounts budgeted in the 2021 Capex Budget by 10%, (iv) for any actions taken reasonably and in good faith to respond to COVID-19 Measures not to exceed $10 million in the aggregate, or (v) any unbudgeted capital expenditures not to exceed $10 million individually or $30 million in the aggregate per annum without taking into account any amounts permitted by the foregoing clause (iv);

(e) make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest or otherwise invest in any Person or any division or assets thereof with a value or purchase price (including all potentially payable “earn-out” consideration or any other obligation to potentially pay consideration in the future) in excess of $5 million individually or $10 million in the aggregate, other than (i) acquisitions pursuant to Contracts in effect as of the date of this Agreement that were publicly announced prior to the date of this Agreement or otherwise made available to Parent prior to the date hereof and (ii) purchases of raw materials in the ordinary course of business consistent with past practice;

(f) sell, assign, license, lease or otherwise transfer, abandon, allow to let lapse or expire or otherwise dispose of, fail to maintain, pledge or create any Lien on, or authorize any of the foregoing with respect to any of the Company’s or its Subsidiaries’ assets, properties or rights, other than (i) Permitted Liens, (ii) the sale of inventory in the ordinary course of business consistent with past practice, (iii) Intellectual Property portfolio management and maintenance conducted in the ordinary course of business consistent with past practice or (iv) non-exclusive licenses granted to third parties in the ordinary course of business consistent with past practice;

(g) incur, prepay, refinance or amend the terms of any indebtedness for borrowed money or guarantees thereof or issue any debt securities, warrants or other rights to acquire any debt securities or assume, guarantee or endorse or otherwise become responsible for, the obligations of any Person, other than (x) intercompany indebtedness, (y) under the Securitization Facility for working capital purposes in the ordinary course of business consistent with past practice and (z) revolving credit advances and the issuance of letters of credit in the ordinary course of business consistent with past practice under the Senior Credit Facility and Securitization Facility;

(h) other than in the ordinary course of business consistent with past practice, (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (ii) enter into any Contract that would constitute a Company Material Contract if entered into prior to the date hereof;

(i) other than as required by the terms of any Company Plan or Contract as in effect on the date of this Agreement or adopted or amended after the date of this Agreement in compliance with this Section 5.1, any CBA or applicable Law, (i) adopt, enter into, establish, terminate, or materially amend or modify any Company Plan (or plan or arrangement that would be a Company Plan if in effect on the date of this Agreement), except for routine amendments or renewals of Company Plans that would not result in a material increase in benefits or costs to the Company and its Subsidiaries, or any CBA, (ii) accelerate or increase payments or benefits payable under any Company Plan, (iii) grant any additional equity-based compensation awards pursuant to the Omnibus Plan or otherwise, (iv) grant any loan to, or increase compensation, bonus, severance or other benefits payable to any Employee, officer, director, consultant or other similar agent of the Company or its Subsidiaries, other than promotion or annual merit salary increases (and increases in bonus or other compensation to the extent related to base salary and tied to such promotion or annual merit salary increases), in the ordinary course of business that do not, in the aggregate, exceed the aggregate amounts budgeted for such items for fiscal year 2021, (v) hire (other than to fill an open position) or terminate (other than a termination “for cause”) any Employee who has a position that is at or above grade level 28 (“Vice President Level”), (vi) grant any severance, change of control, retention, termination or similar compensation or benefits payable to any Employee, officer, director or consultant of the Company or its Subsidiaries, (vii) materially increase the funding or contribution rate with respect to any Company Plan, or (viii) enter into any employment or other similar agreement (or amend any existing agreement) with respect to any Vice President Level Employee;

(j) change the Company’s methods, principles, policies, practices or procedures of financial accounting, except as required by GAAP or SEC rule or other applicable Law;

(k) make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, except, in each of the foregoing cases, to the extent any such action is required by Law or is undertaken in the ordinary course of business, or request any ruling or written determination from a Taxing Authority with respect to a material amount of Taxes;

(l) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any Subsidiary of the Company;

(m) settle, or offer or propose to settle, any Proceeding involving or against the Company or any of its Subsidiaries in excess of $5 million (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out-of-pocket by the Company) or which would reasonably be expected to (i) prevent or materially delay or impair the consummation of the Merger or the other transactions contemplated by this Agreement or (ii) involve any criminal liability or any admission of material wrongdoing or any material wrongful conduct by the Company or any of its Subsidiaries;

(n) declare, set aside, establish a record date for or pay any dividends on, or make any other distributions in respect of, any Company Securities or any Company Subsidiary Securities, other than distributions by any direct or indirect wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(o) other than in the ordinary course of business consistent with past practice, make any loans, advances, or capital contributions to or investments in any Person, including guarantees of the obligations of such Person, in excess of $5 million in the aggregate, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(p) enter into any new line of business outside its existing lines of business as of the date of this Agreement; or

(q) agree, resolve, authorize or commit to do any of the foregoing.

(r) Parent and Merger Sub acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Law.

Section 5.2 Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, and, in any event, no later than 20 Business Days following the date of this Agreement, (i) the Company shall prepare and, subject to the receipt from the Parent Parties and Merger Sub of the information and assistance described in clause (ii), file with the SEC the Proxy Statement, which shall, unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 7.2, include the Company Board Recommendation and (ii) the Parent Parties and Merger Sub shall furnish all information concerning themselves and their Affiliates that is required by applicable Law to be included in the Proxy Statement, and shall provide such other assistance and information in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time.

(b) Each of the Company, the Parent Parties and Merger Sub shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Proxy Statement (i) will, on the date the Proxy Statement is first mailed to stockholders of the Company, and at the time of the Company Meeting or filed with the SEC (as applicable), not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, (A) the Company assumes no responsibility with respect to information supplied in writing by or on behalf of the Parent Parties or Merger Sub or their Affiliates for inclusion or incorporation by reference in the Proxy Statement and (B) the Parent Parties, Merger Sub and their respective Affiliates assume no responsibility with respect to information supplied in writing by or on behalf of the Company or its Affiliates for inclusion or incorporation by reference in the Proxy Statement. If, at any time prior to the Company Meeting, any information relating to the Company, the Parent Parties or any of their respective Affiliates, officers or directors is discovered by the Company or the Parent Parties which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties thereof, and the Company shall prepare with the assistance of, and after consultation with, Parent as provided in this Section 5.2) an appropriate amendment or supplement describing such information, file such amendment or supplement with the SEC and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall use its reasonable best efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC.

(c) The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and shall promptly provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the transactions contemplated hereby. The Company shall use its reasonable best efforts to respond to and resolve (with the assistance of, and after consultation with, Parent as provided by this Section 5.2(b)) as promptly as practicable any comments of the SEC with respect to the Proxy Statement. If, at any time prior to the Company Meeting, any information relating to the Company, the Parent Parties or any of their respective Affiliates, officers or directors is discovered by the Company or the Parent Parties which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties thereof, and the Company shall prepare (with the assistance of, and after consultation with, Parent as provided in this Section 5.2) an appropriate amendment or supplement describing such information, file such amendment or supplement with the SEC and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company.

(d) Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (including any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent and its legal counsel with a reasonable opportunity to review and comment on such documents or responses and consider such comments in good faith, and the Company agrees that all information relating to the Parent Parties and their respective Affiliates included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent. The Company shall cause the Proxy Statement to be mailed to holders of Company Stock as of the record date established for the Company Meeting as promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement.

Section 5.3 Company Meeting. Subject to Section 5.2, the Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, and, in any event, prior to the 40th day following the date on which the SEC confirms that it has no further comments on the Proxy Statement, subject to compliance with the DGCL and the Exchange Act, for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”); provided that the Company may postpone or adjourn the Company Meeting solely (a) with the consent of Parent, (b) if, as of the time for which the Company Meeting is scheduled, there are insufficient shares of Company Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business at the Company Meeting, (c) to the extent required by applicable Law or (d) to allow additional solicitation of votes to the extent necessary in order to obtain the Company Stockholder Approval. The Company shall, acting through the Company Board, but subject to the right of the Company Board to make a Company Adverse Recommendation Change pursuant to Section 7.2, provide the Company Board Recommendation and shall include the Company Board Recommendation in the Proxy Statement, and, unless this Agreement is validly terminated pursuant to Section 9.1, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval and shall keep Parent reasonably informed on a reasonably current basis as to the proxy solicitation process for the Company Meeting. Parent, Merger Sub and their Representatives shall have the right to solicit proxies in favor of the Company Stockholder Approval.

Section 5.4 Contractor Matters. No later than 30 Business Days after the date hereof, the Company shall provide to Parent a true and complete list, as of a recent date, of all individual and sole proprietor independent contractors currently engaged by the Company or any of its Subsidiaries, by: (i) name; (ii) a description of services provided; (iii) work location (city, and if applicable, state, and country); (iv) the entity that engages the individual or sole proprietor (whether the Company or a particular Subsidiary); (v) date and term, if any, of engagement; (vi) status as full-time or part-time (and, if part-time, the approximate number of hours worked); (vii) whether paid on an hourly, salary or other basis and the amount of such payment; and (viii) whether subject to an independent contractor agreement.

Section 5.5 Employee Census. No later than 30 Business Days after the date hereof, the Company shall update the Employee Census to include the entity (whether the Company or a particular Subsidiary) that employs each Employee.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Obligations of Merger Sub. Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 6.2 Director and Officer Indemnification.

(a) For a period of not less than six years after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to indemnify and hold harmless each former and present director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) to the extent permitted by Law and as provided in their respective certificate of incorporation, bylaws (or comparable organizational documents) or any indemnification agreement to which the Company or any of its Subsidiaries is legally as in effect on the date of this Agreement bound, as in and made available by the Company to Parent prior to the date of this Agreement. All rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in effect as of the date of this Agreement in favor of the Company Indemnified Parties shall survive the Merger and continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all the terms thereof. Notwithstanding anything herein to the contrary, if any Company Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.2, the provisions of this Section 6.2 shall continue in effect with respect to such matter until the final disposition of all claims relating thereto

(b) For a period of not less than six years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor thereto) regarding elimination of liability, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time, and, during such six year period, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party, except as required by applicable Law or Order.

(c) Parent shall or shall cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance (from a carrier with the same or better credit rating as the Company’s D&O Insurance carrier) for such six-year period, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the Company’s current aggregate annual premium amount as set forth in Section 6.2(c) of the Company Disclosure Letter (the “Premium Cap”); provided, further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, Parent shall, or shall cause the Surviving Corporation to, purchase the most advantageous policy available for an amount not to exceed the Premium Cap. At the option of either Parent or the Company, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of 6 years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time, in which event Parent and the Surviving Corporation shall cease to have any obligations under the first sentence of this Section 6.2(b); provided that the aggregate premium for such “tail policy” and any policy maintained or purchased by Parent or the Surviving Corporation pursuant to the first sentence of this Section 6.2(c) shall not exceed the Premium Cap. In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect for the period of such “tail policy” (which, for the avoidance of doubt, shall be no less than six years after the Effective Time) and continue to honor its obligations thereunder.

(d) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 6.2.

(e) The provisions of this Section 6.2 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 6.3 Employee Matters.

(a) For a period beginning on the Closing Date and continuing thereafter for two years (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation and its Subsidiaries to provide, Continuing Employees with (i) wage or base salary levels that are not less than those provided to such Continuing Employees by the Company or its Subsidiaries immediately prior to the Effective Time, and (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided to such Continuing Employees by the Company or its Subsidiaries immediately prior to the Effective Time. For the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation and its Subsidiaries to provide, each Continuing Employee with employee benefits that are at least as favorable (excluding, for the avoidance of doubt, (x) the value of any equity or other long-term incentive opportunities or (y) any retention or change in control compensation) to those in effect for such Continuing Employee immediately prior to the Closing; provided that during the Continuation Period, Parent and the Surviving Corporation agree to keep in effect all severance plans, agreements, practices and policies that are applicable to Employees and set forth in Section 6.3(a) of the Company Disclosure Letter, and agree that each Continuing Employee shall, during the Continuation Period, be provided with severance benefits that are no less favorable than the severance benefits provided under such plans, agreements, practices and policies (or such greater benefits as are required after giving effect to the acknowledgment in Section 6.3(d)). Except as set forth in Section 6.3(a) of the Company Disclosure Letter or a CBA, nothing herein shall be deemed to limit the right of Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any of their respective Affiliates to (A) terminate the employment of any Continuing Employee at any time, (B) change or modify the terms or conditions of employment for any Continuing Employee to the extent such change is not inconsistent with the provisions of this Section 6.3 or (C) change or modify any Company Plan or other employee benefit plan or arrangement in accordance with its terms; provided that such change or modification does not otherwise violate the requirements of this Section 6.3. For avoidance of doubt, nothing in this Section 6.3 shall be deemed to obligate Parent to provide non-qualified deferred compensation or defined benefit compensation (other than as required by Law) in the same form as provided prior to the Closing Date so long as the value thereof as in effect prior to the Effective Time is replaced during the Continuation Period in some other manner to the extent provided herein. Notwithstanding the foregoing, the compensation and benefits treatment and terms and conditions of employment provided to all non-union Continuing Employees in Canada shall be at sufficient levels to avoid constructive dismissal.

(b) For all purposes (exclusive of purposes of defined benefit pension accrual or other plans providing for post-employment benefits including, for the avoidance of doubt, pursuant to any deferred compensation plan, for Employees who are not entitled to such benefits immediately prior to the Closing or pursuant to a CBA) under the employee benefit plans, programs and arrangements established or maintained by Parent and its respective Affiliates in which Continuing Employees may be eligible to participate after the Closing (the “New Benefit Plans”), each Continuing Employee shall be credited with the same amount of service as was credited by the Company immediately prior to the Effective Time under similar or comparable Company Plans in which such Continuing Employee participated immediately prior to the Effective Time (except (x) to the extent such credit would result in a duplication of benefits or the funding thereof or (y) with respect to new benefit or compensation arrangements that are not a replacement for a Company Plan and past service is not required to be credited). In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Continuing Employees may be eligible to participate following the Closing, Parent or its respective Affiliates shall use commercially reasonable efforts to ensure that each Continuing Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Plan in which such Continuing Employee was eligible to participate immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Plan in which such Continuing Employee participated immediately prior to the Closing. Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the Closing Date to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan (except to the extent such payment would result in a duplication of benefits or the funding thereof).

(c) In furtherance of Section 6.3(a)(ii), if the Closing Date occurs prior to the payment of any outstanding amounts under each Company Plan that is a fiscal 2021 cash-based short-term bonus plan, Parent shall, or shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries) to (A) pay, at the time that the Company and its Subsidiaries would have customarily made such bonus payments, a bonus to each Continuing Employee who participates in a Company Plan that is a fiscal 2021 cash-based short-term bonus plan that is no less than the amount earned (but not paid) for such Continuing Employee as of the Closing Date under each such plan, as determined and paid in accordance with the terms of, and subject to the conditions of, the applicable Company Plan, and (B) to the extent the Effective Time occurs in calendar year 2021, maintain the short-term cash incentive plans in effect for the remainder of calendar year 2021 on the same terms and conditions, and with respect to the same targets and performance measures, as were in effect for such year. In furtherance of Section 6.3(a)(ii), to the extent the Company has adopted a Company Plan that is a fiscal 2022 cash-based short-term bonus plan, as permitted under Section 5.1(i) of the Company Disclosure Letter, Parent shall, or shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries) to pay, at the time that the Company and its Subsidiaries would have customarily made such bonus payments, a bonus to each Continuing Employee who participates in each such Company Plan that is no less than the amount earned (but not paid) for such Continuing Employee as of the Closing Date under each such plan, as determined and paid in accordance with the terms of, and subject to the conditions of, the applicable Company Plan.

(d) Notwithstanding anything to the contrary in Section 6.3(a), the compensation and benefits treatment and terms and conditions of employment afforded to all Continuing Employees who are covered by a CBA shall be provided in accordance with the applicable CBA. From and after the Effective Time, Parent shall assume, or shall cause the Surviving Corporation or one of its Subsidiaries to assume, the obligations of the CBAs until their respective expiration dates and treat the bargaining unit employees covered by such CBAs in accordance with the terms of the CBAs, as may be amended from time to time by the parties thereto. Each of the unions set forth on Section 6.3(d) of the Company Disclosure Letter shall be a third-party beneficiary of the obligations set forth in this Section 6.3(d) only, as required under the applicable CBA.

(e) Parent hereby acknowledges that the consummation of the Merger will constitute a “change in control” or “change of control” (or other similar phrase) for purposes of any Company Plan that contains a definition of “change in control” or “change of control” (or similar phrase), as applicable.

(f) From and after the Effective Time, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall honor all Company Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, no provision of this Agreement shall limit the ability of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to provide compensation and benefits to Continuing Employees in accordance with this Agreement through plans of Parent or its Subsidiaries after the Effective Time.

(g) Following the Closing Date, Parent, in consultation with the Company’s Chief Executive Officer, shall adopt a long-term incentive program for key employees that provides for long-term incentives comparable to those offered to such key employees prior to the Closing Date.

(h) Notwithstanding anything to the contrary in this Agreement, the terms of this Section 6.3 are included for the sole benefit of the Parties and shall not confer any rights or remedies upon any Continuing Employee or former Employee of the Company or any of its Subsidiaries, any participant or beneficiary in any Company Plan or any other Person or Governmental Authority (whether as a third-party beneficiary or otherwise) other than the Parties. Nothing contained in this Agreement is intended to or shall: (i) constitute or be deemed to constitute the establishment or adoption of or amendment to any Company Plan or other compensation or benefit plan, policy, program or arrangement for purposes of ERISA or otherwise or (ii) obligate the Company or any of its Subsidiaries or Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to (x) maintain any particular benefit plan or arrangement or prevent the amendment, modification or termination thereof after the Effective Time, or (y) retain the employment of any particular Employee. Nothing in this Agreement shall alter the at-will employment relationship of any Continuing Employee or confer upon any director, consultant or other similar service provider of the Company or any of its Subsidiaries any right to continue in the service of the Surviving Corporation, Parent or any of its Subsidiaries.

Section 6.4 Conduct of Parent and Merger Sub. From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, except as consented to in writing by the Company, none of the Parent Parties or Merger Sub shall, or shall permit any of their Affiliates to, (a) acquire any rights, assets, business or Person or merge or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person, (b) restructure, reorganize or completely or partially liquidate, (c) make any material loan, advance or capital contribution to, or investment in, any other Person, or (d) propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action, in each case, that would reasonably be expected to (x) materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement or (y) materially delay, impair or prevent the funding of the Debt Financing.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

Section 7.1 Reasonable Best Efforts; Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the Company and the Parent Parties shall, and shall cause their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, including using its reasonable best efforts to (i) prepare and file, in consultation with the other Parties, as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party and (iii) cooperate in meeting any information, consultation and notification requirements with Employees, Employee Representatives or other Third Parties, in each case, that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations, consultations, notifications and other confirmations are conditions to the consummation of the Merger pursuant to Article VIII).

(b) In furtherance and not in limitation of the foregoing, each of the Parent Parties and the Company shall (i) make, as promptly as reasonably practicable, and in any event within 10 Business Days after the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and (ii) make, as promptly as reasonably practicable, and in any event within 15 Business Days after the date of this Agreement unless Parent and the Company each agree in writing to a different date, a filing under section 114(1) of the Competition Act, and Parent shall file a request for an advance ruling certificate pursuant to section 102 of the Competition Act, with respect to the transactions contemplated by this Agreement and (iii) make, as promptly as reasonably practicable, any filing that may be required under any other Competition Laws. Each of the Company and the Parent Parties shall supply or cause to be supplied as promptly as reasonably practicable and advisable any additional information and documentary material that may from time to time be required under any applicable Competition Law and/or be requested by a Governmental Authority pursuant to the foregoing, and use its reasonable best efforts to take all other actions necessary to cause the expiration, waiver or termination of the applicable waiting periods regarding the foregoing as soon as practicable. The Company and the Parent Parties shall each request early termination of the waiting period with respect to the Merger under the HSR Act.

(c) Except as prohibited by applicable Law or Order, each of the Parent Parties and the Company shall (i) cooperate and consult in good faith with each other in connection with any filing or submission with or request from a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any substantive communication received by such Party from, or given by such Party to, the Commissioner, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the State Administration for Market Regulation of the PRC, or any other similar Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) consult with each other prior to taking any material position with respect to the filings under any Competition Laws in discussions with or filings to be submitted to any Governmental Authority, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under any Competition Laws and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under any Competition Laws; provided that, for any disclosure required under this Section 7.1, each Party shall be permitted to redact any materials (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements or applicable Law and (C) as necessary to address reasonable attorney-client or other privileged, confidentiality or competitively sensitive information concerns. For the avoidance of doubt, the Parent Parties and the Company shall coordinate with respect to the appropriate course of action with respect to obtaining the approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Person and the defense of the transactions contemplated hereby in any antitrust investigation or litigation by, or negotiations with, any Governmental Authority or other Person relating to the Merger or regulatory filings under applicable Law; provided that, without limiting Parent’s obligations under this Section 7.1, Parent shall control and direct the overall process and strategy for effecting filings and obtaining approvals under Competition Laws and take the lead in all communications with Governmental Authorities in connection with the same; provided further, however, that, to the extent reasonably practicable, Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction in connection with such filings and approvals.

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, (i) neither the Company nor any Parent Party shall participate in or attend any meeting, or engage in any substantive conversation or other interaction, with any Governmental Authority in respect of the Merger (including with respect to any of the actions referred to in Section 7.1(a)) without the other Party, (ii) each of the Company and Parent shall give the other reasonable prior written notice of any such meeting, conversation or other interaction and (iii) in the event either the Company or Parent is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, the participating or attending Party shall keep the non-participating or non-attending, as the case may be, Party reasonably apprised with respect thereto.

Notwithstanding anything to the contrary in this Section 7.1, the Parent Parties shall, and shall cause their respective Affiliates to, take any action to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including (i) the prompt use of its reasonable best efforts to obtain and maintain all approvals, consents, authorizations or other confirmations required to be obtained from any Governmental Authority, (ii) avoiding the entry of, or effecting the dissolution of, any permanent, preliminary or temporary Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of the Parent Parties or any of their Subsidiaries (including, after the Closing, the Company and its Subsidiaries) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto) and (B) the proffer and agreement by the Parent Parties of their willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding by any Governmental Authority in any forum or (y) issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (iii) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and the prompt use of its best efforts to take, in the event that any permanent, preliminary or temporary Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement. Nothing in this Section 7.10 shall obligate the Parent Parties to agree to any divestiture or other remedy (I) not conditioned on the consummation of the transactions contemplated by this Agreement or (II) requiring the sale of assets or businesses of the Company or the Parent Parties that are capable of producing, individually or in the aggregate, greater than 410,000 air-dried metric tons of softwood kraft pulp in a 12-month period as set forth on Section 7.10 of the Company Disclosure Letter (a “Burdensome Condition”). The Parent Parties shall be responsible for any actions taken or omitted to be taken by any Affiliates of the Parent Parties, that would be deemed a breach of Section 6.4 or this Section 7.1 if the Parent Parties had taken or omitted to take such actions.

Section 7.2 Company Acquisition Proposals.

(a) The Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to any Company Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, including by terminating such Persons’ access to any physical or electronic data rooms. With respect to any Person with whom such discussions or negotiations have been terminated, the Company shall promptly (and in any event, within three Business Days after the date of this Agreement) require such Person to promptly return or destroy, in accordance with the terms of the applicable confidentiality agreement, any information furnished by or on behalf of the Company, and the Company shall take all actions reasonably necessary to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement. The Company shall ensure that its Subsidiaries and its and their respective Representatives are aware of the provisions of this Section 7.2, and any violation of the restrictions contained in this Section 7.2 by the Company Board (including any committee thereof), the Company’s Subsidiaries or its or their respective Representatives shall be deemed to be a breach of this Section 7.2 by the Company.

(b) Except as expressly provided for in this Section 7.2, from and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and their respective Representatives to, and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or encourage any inquiry, proposal or offer or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, cooperate with or assist or participate in or knowingly facilitate any such discussions or negotiations or any effort or attempt to make any Company Acquisition Proposal or provide access to its properties, books and records or furnish to any Person (other than Parent, its Affiliates and its and their respective Representatives) any nonpublic information relating to the Company or any of its Subsidiaries, in connection with any Company Acquisition Proposal, (iii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, a Company Acquisition Proposal, (iv) enter into any letter of intent, merger agreement or other similar agreement providing for a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Alternative Acquisition Agreement”), (v) submit any Company Acquisition Proposal to a vote of the stockholders of the Company, (vi) take any action to exempt any third party or transaction from the restrictions on “business combinations” contained in Section 203 of the DGCL or any other applicable Takeover Statute, or otherwise cause such restrictions, or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, to not apply to such Person or transaction, or (vii) authorize, resolve or agree to do any of the foregoing.

(c) If, at any time following the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, the Company receives a bona fide written Company Acquisition Proposal that did not result from a breach of this Section 7.2 and the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that (i) such Company Acquisition Proposal is or could reasonably be expected to result in a Superior Proposal and (ii) that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws, then the Company may (A) at the request of the Person making such Company Acquisition Proposal, furnish nonpublic information relating to the Company and its Subsidiaries to the Person or group (or any of their Representatives) making such Company Acquisition Proposal and (B) engage in, enter into or otherwise participate in discussions or negotiations with such Person or group and their Representatives regarding such Company Acquisition Proposal; provided that (w) prior to or concurrently with furnishing any nonpublic information relating to the Company and its Subsidiaries to such Person or group or their respective Representatives, the Company enters into an Acceptable Confidentiality Agreement with the Person or group making such Company Acquisition Proposal, (x) prior to or concurrently with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously made available to Parent or its Representatives) and (y) the Company shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed, the expenses of any such Person or group or their Representatives in connection with any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts or attempts that may lead to a Company Acquisition Proposal), in each case, without the prior written consent of Parent and (z) any competitively sensitive information or data provided to any such Person or group or their Representatives will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as reasonably determined by the Company upon the advice from its outside legal counsel. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and the Company’s Representatives may in any event inform a Person or group that has made a Company Acquisition Proposal of the provisions of this Section 7.2.

(d) The Company shall promptly (and in any event within 24 hours after receipt) notify Parent of any Company Acquisition Proposal, any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company and its Subsidiaries by any Person who has made or would reasonably be expected to make a Company Acquisition Proposal. Such notice shall indicate the name of such Person making such Company Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request and include unredacted copies of any written documents or materials delivered to the Company in connection with such proposal or offer (including any materials related to such Person’s proposed financing sources) (or where no such copies are available, a reasonably detailed written description thereof). The Company shall (i) keep Parent reasonably informed, on a reasonably current basis (and in any event within 24 hours after receipt), regarding any changes or developments to the status and terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified to Parent and (ii) provide to Parent unredacted copies of any written documents or materials delivered to the Company in connection with such changes or developments.

(e) Notwithstanding anything to the contrary in this Agreement but subject to Section 7.2(f), prior to the time the Company Stockholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change (and, in the case of a Company Acquisition Proposal that did not result from a breach of this Section 7.2, terminate this Agreement pursuant to Section 9.1(d)(ii) and concurrently pay the fees required by Section 9.3 in order to enter into a definitive agreement in connection with a Superior Proposal) if: (i) (A) a bona fide written Company Acquisition Proposal is made to the Company after the date of this Agreement that did not result from a breach of this Section 7.2 and such Company Acquisition Proposal is not withdrawn prior to such Company Adverse Recommendation Change or (B) there has been an Intervening Event; (ii) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that (x) such Company Acquisition Proposal constitutes a Superior Proposal and (y) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws; and (iii) in the case of an Intervening Event, the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws.

(f) Prior to making any Company Adverse Recommendation Change or entering into any Alternative Acquisition Agreement: (i) the Company Board shall provide Parent at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify, in reasonable detail, in the case of a Superior Proposal, all required information under Section 7.2(d) and, in the case of an Intervening Event, a reasonably detailed description of such Intervening Event; (ii) during the four Business Days following such written notice, the Company Board shall, and shall cause its Representatives to, negotiate in good faith with Parent (to the extent requested by Parent) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or Intervening Event, as applicable; and (iii) at the end of the four Business Day period described in the foregoing clause (ii), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and outside financial advisors (and taking into account any legally binding (if accepted by the Company) adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (A) the Company Acquisition Proposal continues to be a Superior Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws (it being understood and agreed that any material amendments or other material revisions to any Company Acquisition Proposal that was previously the subject of a notice hereunder will be deemed to be a new Company Acquisition Proposal, and shall require a new notice to Parent as provided above, but, with respect to any subsequent notice, references herein to “four Business Days” shall be deemed references to “two Business Days”).

(g) Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; provided, however, that this Section 7.2(g) shall not permit the Company Board to effect a Company Adverse Recommendation Change except to the extent otherwise specifically permitted by this Section 7.2; provided, further, that, if such disclosure does not reaffirm the Company Board Recommendation or has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Adverse Recommendation Change and Parent shall have the right to terminate this Agreement as set forth in Section 9.1(c)(i). For the avoidance of doubt, any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change.

Section 7.3 Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to arrange, obtain and consummate the Debt Financing (including, if applicable, any Substitute Debt Financing) on or prior to the time at which the Closing is required to occur pursuant to Section 2.2, including using its reasonable best efforts to (i) (A) maintain in effect the Debt Letters and comply with all of their respective covenants and obligations thereunder, (B) negotiate and, assuming all conditions to Closing set forth in Section 8.1 and Section 8.2 have been satisfied, enter into and deliver definitive agreements with respect to the Debt Financing reflecting the terms and conditions contained in the Debt Letters (including any “flex” provisions), so that such agreements are in effect no later than the time at which the Closing is required to occur pursuant to Section 2.2, and (C) enforce their rights under the Debt Letters and (ii) satisfy (or obtain a waiver of) on a timely basis all the conditions to the Debt Financing and the definitive agreements related thereto that are in Parent’s (or its Affiliates’) control. In the event that all conditions set forth in Article VIII have been satisfied or waived or, upon funding shall be satisfied or waived, and the Closing should otherwise occur pursuant to Section 2.2, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Debt Financing (the “Debt Financing Parties”) to fund the Debt Financing at the Closing in accordance with the terms of the Debt Letters and the definitive agreements related to the Debt Financing.

(b) Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Debt Financing and material developments with respect thereto as may reasonably be requested by the Company. Without limiting the foregoing, Parent shall promptly (and in any event within two Business Days) after obtaining Knowledge thereof, give the Company written notice of any (i) material breach or material default by Parent, its Affiliates, any Debt Financing Party or any other party to the Debt Letters or any definitive document related to the Debt Financing (or any event or circumstance, with or without notice, lapse of time, or both, would give rise to any such breach or default), (ii) receipt by Parent of any written notice of any threatened or actual withdrawal, repudiation, expiration or termination of the Debt Letters or the Debt Financing, (iii) material dispute or material disagreement between or among any parties to the Debt Letters or any definitive document related to the Debt Financing (other than ordinary course negotiations related to the Debt Financing) that Parent in good faith believes may lead to a Financing Failure or (iv) if for any reason Parent in good faith no longer believes it will be able to obtain all or any portion of the Debt Financing necessary to consummate the Merger at the Effective Time. Parent may amend, supplement, modify, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company; provided that Parent shall not, without the Company’s prior written consent, permit any such amendment, supplement, modification, termination, assignment or waiver to be made to, or consent to or agree to any waiver of, any provision of or remedy under the Debt Letters which would (A) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount but excluding the exercise of any “flex” contemplated by the Debt Letters as in effect on the date hereof and any termination or reduction of the commitments in respect of any bridge facility pursuant to the express terms of the Debt Letters as in effect on the date hereof to the extent the amounts so terminated or reduced are replaced on a dollar-for-dollar basis by the issuance of debt securities contemplated by the Debt Commitment Letter in lieu thereof), (B) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify any of the conditions to the Debt Financing or (C) otherwise expand, amend, supplement, modify, terminate, assign or waive any provision of the Debt Letters or Debt Financing, in a manner that in the case of clause (B) or clause (C) would reasonably be expected to (I) delay, prevent or make less likely the consummation of the Merger or the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) at the Closing, (II) adversely impact the ability of Parent to enforce its rights against the Debt Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (III) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby and to pay the Merger Amounts and provided, further, that the Debt Letters may be amended to add additional Debt Financing Parties who are not parties to the Debt Letters as of the date hereof. Parent shall not, without Company’s prior written consent, permit any such amendment, supplement, modification, termination, assignment or waiver to be made to, or consent to or agree to any waiver of, any provision of or remedy under the Equity Commitment Letter. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, supplement, other modification, termination, replacement, assignment or waiver of the Financing Commitment Letters permitted pursuant to this Section 7.3, such new commitment letters or fee letters shall be deemed to be a part of the “Equity Financing” or “Debt Financing”, as applicable, and deemed to be the “Equity Commitment Letter”, “Debt Commitment Letter”, “Fee Letter” and “Financing Commitment Letters”, as applicable, for all purposes of this Agreement. Parent shall promptly after execution thereof (and in any event no later than one Business Day thereafter) deliver to the Company true, correct and complete copies of any amendment, supplement, other modification, termination, replacement, assignment or waiver of the Financing Commitment Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent and Merger Sub shall, and shall cause its controlled Affiliates, including any applicable financing affiliates, as promptly as practicable following the occurrence of such event to, (x) notify the Company in writing thereof, (y) use their respective reasonable best efforts to obtain substitute financing (on terms and conditions that are not less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof), including from alternative sources, in an amount sufficient, when added to the portion of the Debt Financing that is available, to enable Parent to consummate the Merger and the other transactions contemplated hereby and to pay the Merger Amounts (the “Substitute Debt Financing”) and (z) use their respective reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Debt Financing and, promptly after execution thereof (and, in any event, no later than one Business Day thereafter), deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (redacted in the same manner as permitted under Section 4.6(a)) and related Financing Documents with respect to such Substitute Debt Financing. Upon obtaining any commitment for any such Substitute Debt Financing, such financing shall be deemed to be a part of the “Debt Financing” and any commitment letter and related fee letters for such Substitute Debt Financing shall be deemed the “Debt Commitment Letter”, “Fee Letter” and “Debt Letters”, as applicable, for all purposes of this Agreement.

(c) Notwithstanding anything contained in this Agreement to the contrary, (i) Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Equity Financing, Debt Financing, any Substitute Debt Financing or any other financing and (ii) the Company acknowledges and agrees that a breach of the foregoing clauses (a) or (b) shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement if (notwithstanding such breach) Parent and Merger Sub are willing and able to consummate the Merger on the Closing Date.

(d) The Company and its Subsidiaries shall use their reasonable best efforts to, and shall use their reasonable best efforts to cause their Representatives to use their reasonable best efforts to, provide to Parent such customary cooperation as may be reasonably requested by Parent to assist Parent in arranging, obtaining and syndicating the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter), including:

(i) preparation and delivery to Parent and its Debt Financing Source Parties of the Financing Information that is Compliant as promptly as reasonably practicable following Parent’s request therefor (it being understood that Parent hereby acknowledges receipt of the financial statements, pursuant to clause (a)(i) and (a)(ii) of the definition thereof, for each of the three years in the period ended December 31, 2020 and for the fiscal quarters ended March 31, 2021 and 2020);

(ii) assisting in preparation for and, upon reasonable advance notice and at reasonable times, having appropriate senior management of the Company and its Subsidiaries with appropriate seniority and expertise participate in, a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter)), rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and assisting Parent in obtaining ratings (but not any specific ratings) in respect of the relevant borrower, issuer or parent guarantors under the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter) and public ratings in respect of any debt issued as part of the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter);

(iii) assisting Parent and its potential financing sources in the preparation of (A) customary bank information memoranda (including a customary “public” and “private side” version), customary offering memoranda (including a preliminary and final offering memorandum that is suitable for use in a customary “high-yield road show”), customary offering documents and other customary disclosure and similar marketing documents for any of the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter) and (B) customary materials for rating agency presentations for the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter);

(iv) using reasonable best efforts to cause its independent registered public accounting firm to provide customary assistance with the due diligence activities of Parent and the Debt Financing Parties and the preparation of the customary disclosure and marketing materials referred to in clause (iii) above, and using reasonable best efforts to cause its independent registered accounting firm to provide customary consents to the use of audit reports in any disclosure and marketing materials relating to the Debt Financing (including any debt securities contemplated by the Debt Commitment Letter) and related government filings and using reasonable best efforts to furnish the information necessary to enable the applicable accountants to deliver customary “comfort” letters (including “negative assurance” comfort);

(v) (A) cooperating with Parent’s efforts in respect of the prepayment or repayment of the Company Notes, the Senior Credit Facility and the Securitization Facility in connection with the Debt Financing and cooperating with any back-stop, “roll-over” or termination of any existing letters of credit thereunder (and the release and discharge of all related liens and security interests), including by delivering the Payoff Letters and (B) to the extent that all or a portion of the Company Notes will not be repaid, defeased or satisfied and discharged at Closing, using reasonable best efforts to cooperate with Parent’s efforts to comply with any covenant in the Company Indenture or Company Notes that requires that the Company Notes be secured on a ratable basis with the Debt Financing (it being understood that any legal opinions required in connection therewith shall be provided by Parent’s counsel);

(vi) executing and delivering customary authorization letters in connection with the disclosure and marketing materials relating to the Debt Financing authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding the Company or its Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and containing a representation that (to the extent accurate) the public-side version does not include material nonpublic information about the Company and its Subsidiaries or their respective securities;

(vii) executing and delivering as of, but not effective before, the Effective Time, customary Financing Documents as may be reasonably requested by Parent, including credit agreements, high-yield purchase agreements, indentures, pledge and security documents, guarantees, customary officer’s certificates (other than a solvency certificate), instruments, filings and security agreements, required in connection with the Debt Financing, including delivering the Financing Deliverables;

(viii) assisting with the preparation of a customary borrowing base certificate relating to the borrowing base contemplated by the Debt Commitment Letter, using reasonable best efforts to deliver applicable supporting information and documentation and assisting with, and providing reasonable cooperation with respect to, customary appraisals and field exams;

(ix) assisting with the delivery of customary officer’s certificates on or prior to the Closing Date with respect to information included in any preliminary or final offering memorandum used for a private placement of debt securities of the Company in connection with the Debt Financing; and

(x) at least three Business Days prior to the Closing Date, providing all documentation and other information relating to the Company and its Subsidiaries mutually agreed to be required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and the Beneficial Ownership Regulation to the extent reasonably requested by Parent at least 10 Business Days prior to the Closing Date;

provided that (i) no such cooperation shall be required to the extent that it would (A) require the Company to take any action that in the good faith judgment of the Company unreasonably interferes in any material respect with the ongoing business or operations of the Company or its Subsidiaries, (B) require the Company or any of its Subsidiaries to incur any fee, expense or other liability prior to the Effective Time for which it is not promptly reimbursed or indemnified by Parent pursuant to the final sentence of this clause (d), (C) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (D) be reasonably expected to cause any director, officer or Employee of the Company or any of its Subsidiaries to incur any personal liability or (E) cause any breach of any applicable Law or any Material Contract to which the Company or any of its Subsidiaries is a party and (ii) the Company and its Subsidiaries shall not be required to enter into, execute, or approve any agreement or other documentation prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Effective Time (other than the execution of the authorization letters pursuant to clause (vi) above). Parent (I) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses (including (A) reasonable attorneys’ fees and (B) expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 7.3 and (II) shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 7.3) and any written information used in connection therewith, in each case other than to the extent any of the foregoing arises from (1) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives or (2) historical information provided in writing by the Company or any of its Subsidiaries specifically for use in connection with the Debt Financing containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) The Company hereby consents to the use of all of its and its Subsidiaries’ logos, names and trademarks in connection with the Debt Financing; provided that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and subject to the prior review by, and consent of, the Company (such consent not to be unreasonably withheld or delayed). In addition, the Company agrees to use commercially reasonable efforts to supplement the written information (other than information of a general economic or industry-specific nature) concerning the Company and its Subsidiaries provided pursuant to this Section 7.3 to the extent that the Company becomes aware that such information contains any material misstatements of fact or omits to state any material fact necessary to make such information concerning the Company and its Subsidiaries, taken as a whole, not misleading in any material respect in light of the circumstances in which made.

(f) Between the date of this Agreement and the Effective Time, as promptly as reasonably practicable after receipt of any written request from Parent or Merger Sub to do so, the Company shall use reasonable best efforts to:

(i) commence a consent solicitation to amend, eliminate or waive certain restrictive covenants, related events of default any certain other sections of the Company Indenture or Company Notes that would be triggered by the transactions contemplated by this Agreement as specified by Parent (a “Consent Solicitation”) with respect to any or all of the outstanding Company Notes on such terms and conditions, including with respect to consent fees (such fees to be paid by Parent), as are proposed by Parent; provided that Parent shall be responsible for the preparation of the Consent Solicitation Documents (and any legal opinions required by the Consent Solicitation shall be provided by Parent’s counsel; provided, however, that the Company shall use reasonable best efforts to provide any officer’s certificate or backup reasonably requested to support such opinion) and shall consult with the Company and afford the Company a reasonable opportunity to review and comment upon the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such Consent Solicitation (the “Consent Solicitation Documents”) and shall consider the Company’s comments in good faith. The Company shall provide and shall use its reasonable best efforts to cause its respective Representatives to provide all cooperation reasonably requested by Parent in connection with the Consent Solicitation, including appointing a solicitation agent selected by Parent (with any compensation for such agent to be paid by Parent).Promptly following the expiration of a Consent Solicitation, assuming the requisite consent from the holders of the applicable series of the Company Notes (including from persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall cause an appropriate supplemental indenture (a “Supplemental Indenture”), in form and substance reasonably satisfactory to Parent, to become effective providing for the amendments of the Company Indenture with respect to the applicable series of Company Notes contemplated in the Consent Solicitation Documents; provided, however, that notwithstanding the fact that a Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until the Effective Time has occurred; and

(ii) commence an offer to purchase, as specified by Parent, with respect to any or all of the outstanding Company Notes, on such terms and conditions, including pricing terms, as are proposed, from time to time, by Parent and reasonably acceptable to the Company (“Debt Tender Offer”), and Parent shall assist the Company in connection therewith; provided that Parent shall be responsible for preparation of the Debt Tender Offer Documents (and any legal opinions required by the Debt Tender Offer shall be provided by Parent’s counsel; provided the Company will provide customary backup reasonably requested for such opinions) and shall consult with the Company and afford the Company a reasonable opportunity to review and comment upon the offer to purchase, related letter of transmittal, any supplemental indenture and other related documents in connection with such Debt Tender Offer (the “Debt Tender Offer Documents”) and the material terms and conditions of the Debt Tender Offer, and shall consider the Company’s comments in good faith. The terms and conditions specified by Parent for the Debt Tender Offer shall be in compliance with the Company Indenture, the Senior Credit Facility, the Securitization Facility or any applicable Law. The closing of a Debt Tender Offer, if any, shall be expressly conditioned on the occurrence of the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Company shall accept for purchase and purchase the applicable Company Notes properly tendered and not properly withdrawn in the Debt Tender Offer (provided that the proposed amendments set forth in any Debt Tender Offer Document may not become effective unless and until the Effective Time has occurred). The Company shall use its reasonable best efforts to provide and shall use its reasonable best efforts to cause its Representatives to provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offer, including appointing a dealer manager selected by Parent (with any compensation to such dealer manager to be paid by Parent). The Debt Tender Offer shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act (“Rule 14e-1”), the Trust Indenture Act of 1939, as amended (the “TIA”), if applicable, and any other applicable Law, it being understood that the Company shall not be required to take any action that, in the good faith judgment of the Company after consultation with Company counsel, does not comply with Rule 14e-1, the TIA, if applicable, or other applicable Law.

Section 7.4 Public Announcements. The initial press release with respect to the execution of this Agreement and the transactions contemplated hereby shall be a joint press release, the text of which has been agreed in writing by the Company and Parent. Thereafter, so long as this Agreement is in effect, neither Parent nor its Affiliates, nor the Company nor its Affiliates, shall issue or cause the publication of any press release or other public statement relating to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such Party shall provide, on a basis reasonable under the circumstances, an opportunity to the other Party to review and comment on such press release or other announcement in advance and shall consider such comments in good faith. None of the limitations set forth in this Section 7.4 shall apply to any disclosure of any information (a) in connection with or following a Company Acquisition Proposal or Company Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties relating to this Agreement, (c) consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.4 or (d) to any Governmental Authority in connection with the filings, notices, petitions, statements, registrations, submissions of information, applications and other documents contemplated by Section 7.1.

Section 7.5 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of (a) any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (b) any notice or other communication from any Governmental Authority or securities exchange in connection with the Merger or the other transactions contemplated by this Agreement, (c) any Proceeding or investigation, commenced or, to the extent it becomes aware, threatened against, the Company or any of its Subsidiaries or Parent or Merger Sub, as the case may be, that could be reasonably likely to (i) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied; provided that the delivery of any notice (or failure to deliver any notice) pursuant to this Section 7.5 shall not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (y) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

Section 7.6 Access to Information.

(a) From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, upon reasonable advance notice and subject to applicable Law (including any applicable COVID-19 Measures), the Company shall (and shall cause its Subsidiaries to) afford to Parent, its Affiliates and its directors, officers, agents, control persons, employees, consultants and professional advisors (including attorneys, accountants and financial advisors) (“Representatives”) reasonable access during normal business hours, to all of its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and Employees and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish to Parent all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as Parent may reasonably request; provided that the Company may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of the Company, (i) any Law (including any COVID-19 Measures) applicable to the Company or its Subsidiaries requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party pursuant to a Contract to which the Company or any of its Subsidiaries is bound and was entered into prior to the date hereof, (iii) disclosure of any such information or document could result in the loss of attorney-client privilege or (iv) such access would unreasonably disrupt the operations of the Company or any of its Subsidiaries; provided, further, that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter use commercially reasonable efforts to provide Parent such information (or as much of such information as possible) in a manner that would not violate any such Law or confidentiality obligations, waive attorney-client privilege or cause such unreasonable disruption, as applicable (including through counsel-to-counsel disclosure, redaction or other customary procedures (and, with respect to any contractual confidentiality obligations, by taking commercially reasonable efforts to seek a waiver with respect to such contractual confidentiality obligations)).

(b) With respect to the information disclosed pursuant to Section 7.6(a), Parent shall comply with all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms; provided that the disclosure of information to any of the Debt Financing Source Parties pursuant to this Agreement or otherwise shall not require the prior written consent of the Company pursuant to the Confidentiality Agreement and may be made pursuant to the Debt Commitment Letter or other customary confidentiality undertakings from such Debt Financing Source Parties in the context of customary syndication practices.

Section 7.7 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.8 Stock Exchange De-listing; Exchange Act Deregistration. Parent shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the TSX to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the TSX, respectively, and the deregistration of the Company Stock and other securities of the Surviving Corporation under the Exchange Act and to cause the Company to cease being a reporting issuer in each jurisdiction in Canada, in each case as promptly as practicable after the Effective Time.

Section 7.9 Stockholder Litigation. The Company shall promptly notify Parent in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought against the Company, any of its Subsidiaries or any of their respective directors and shall keep Parent informed on a reasonably current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, at its expense and subject to a customary joint defense agreement, in the defense or settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of Parent. Without limiting in any way the Parties’ obligations under Section 7.1, each of the Company and Parent shall, and shall cause their respective Subsidiaries and Representatives to, cooperate in the defense or settlement of any litigation contemplated by this Section 7.9.

Section 7.10 Takeover Statutes. The Parties shall use their respective reasonable best efforts to (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any other transaction contemplated hereby and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated hereby.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual written consent of Parent and the Company):

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approval. (i) Any waiting period (and extension thereof) under the HSR Act relating to the transactions contemplated by the Agreement or as set forth in Section 8.1(b) of the Company Disclosure Letter shall have expired or been terminated, (ii) the Competition Act Approval shall have been obtained and (iii) the clearances, approvals and consents required to be obtained under the Competition Laws of the jurisdictions set forth in Section 8.1(b) of the Company Disclosure Letter shall have been obtained, in each case, without the imposition of a Burdensome Condition.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Authority of competent jurisdiction that is in effect and restrains, enjoins, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby or imposes a Burdensome Condition.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.5(a) (Capitalization) and Section 3.5(b) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies therein, as of the date hereof and as of the Closing as if made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) set forth in the first two sentences of Section 3.1 (Corporate Existence and Power), Section 3.2(a) (Corporate Authorization), Section 3.5(c) (Capitalization), Section 3.23 (Finders’ Fee, etc.) and Section 3.25 (Antitakeover Statutes) (collectively, the “Company Fundamental Representations”), to the extent qualified by materiality or “Company Material Adverse Effect”, shall be true and correct in all respects as of the date hereof and as of the Closing as if made on and as of the Closing, and all Company Fundamental Representations, to the extent not qualified by materiality or “Company Material Adverse Effect”, shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on and as of the Closing (in each case of this clause (ii), except to the extent any such Company Fundamental Representations are expressly made as of an earlier date, in which case as of such earlier date) and (iii) set forth in Article III (other than those described in the foregoing clauses (i) and (ii)) shall be true and correct in all respects (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein, other than as such qualifiers are used in Section 3.10 (Absence of Certain Changes)) as of the date hereof and as of the Closing as if made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct has not had a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with, in all material respects, its covenants and obligations under this Agreement required to be performed or complied with by it at or prior to the Closing.

(c) Company Certificate. The Company shall have delivered to Parent and Merger Sub a certificate signed by an executive officer of the Company certifying on behalf of the Company, and not in such officer’s personal capacity, that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

Section 8.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.1 (Corporate Existence), Section 4.2 (Corporate Power and Authorization; Merger Sub) and Section 4.10 (Finders’ Fee, etc.), to the extent qualified by materiality, shall be true and correct in all respects as of the date hereof and as of the closing as if made on and as of the Closing, and to the extent not qualified by materiality, shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of the Closing (in each case of this clause (i), except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) set forth in Article IV (other than those described in the foregoing clause (i)) shall be true and correct in all respects (disregarding all materiality qualifiers contained therein) as of the date hereof and as of the Closing as if made at and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of this clause (ii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, impair, prevent or delay in any material respect the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied with, in all material respects, their covenants and obligations under the Agreement required to be performed or complied with by them at or prior to the Closing.

(c) Parent Certificate. Parent shall have delivered to the Company a certificate signed by an executive officer of Parent certifying on behalf of Parent, and not in such officer’s personal capacity, that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Section 8.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, as a basis for not consummating the Merger, on the failure of any condition set forth in Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was primarily due to such Party’s breach of any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (except as otherwise stated below):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Effective Time shall not have occurred on or before February 10, 2022 (the “End Date”); provided that (A) if, on the End Date, the conditions set forth in Section 8.1(b) or Section 8.1(c) (to the extent such Law or Order arises under any Competition Law) are the only conditions in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, which are capable of being satisfied) that shall not have been satisfied or waived on or before such date, then the End Date shall automatically, without any action on the part of the Parties hereto, be extended to May 11, 2022, in which case the End Date shall be deemed for all purposes to be such later date, and (B) in the event that the Marketing Period has started but not ended by the End Date, then Parent may elect, in its sole discretion, to extend the End Date to the last day of the Marketing Period; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a Party if the failure of the Effective Time to occur on or before the End Date was primarily due to such Party’s breach of any provision of this Agreement;

(ii) if there shall have been issued any Law or Order by a Governmental Authority of competent jurisdiction permanently restraining, enjoining, prohibiting or making illegal the consummation of the Merger or imposing a Burdensome Condition and such Law or Order shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 9.1(b)(ii) shall have complied, in all material respects, with its obligations under Section 7.1; or

(iii) the Company Meeting (including any adjournments or postponements thereof) shall have concluded following the taking of a vote to approve the Merger and the Company Stockholder Approval shall not have been obtained;

(c) by Parent:

(i) if a Company Adverse Recommendation Change shall have occurred;

(ii) if the Company shall have breached or failed to perform any of its (A) representations or warranties set forth in this Agreement or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) would give rise to the failure of a condition to the Merger set forth in Section 8.2(a) or Section 8.2(b) and (y) is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if either Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition to the Merger set forth in Section 8.3(a) or Section 8.3(b).

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its (A) representations or warranties set forth in this Agreement or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) would give rise to the failure of a condition to the Merger set forth in Section 8.3(a) or Section 8.3(b) and (y) is incapable of being cured by Parent and Merger Sub during the 30-day period after written notice from the Company of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition to the Merger set forth in Section 8.2(a) or Section 8.2(b);

(ii) prior to obtaining the Company Stockholder Approval, if (A) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 7.2, (B) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fee required to be paid pursuant to Section 9.3; or

(iii) if (A) all of the conditions set forth in Article VIII have been and continue to be satisfied (except for any conditions that by their terms can only be satisfied on the Closing Date, but subject to such conditions being able to be satisfied if the Closing were to occur or having been waived in writing by the Company), (B) the Company has irrevocably confirmed by written notice to Parent that it is ready, willing and able to consummate the Closing and (C) Parent and Merger Sub fail to consummate the Closing within five Business Days following the later of (x) the date the Closing should have occurred pursuant to Section 2.2 and (y) delivery of such confirmation by the Company.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 9.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 9.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, controlling person, director, officer, employee, Affiliate or Representative of such Party), other than the Confidentiality Agreement, Section 7.4, this Section 9.2, Section 9.3, and Article X, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 10.13, nothing in this Section 9.2 shall relieve any Party from liability suffered or incurred by another Party as a result of such Party’s Willful Breach of this Agreement prior to such termination or the requirement to make any payment required pursuant to Section 9.3. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 9.3 Termination Fees; Expenses.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(c)(i) or in the event that this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), then, in each case, the Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee at or prior to the termination of this Agreement in the case of a termination pursuant to Section 9.1(d)(ii) or as promptly as practicable, and, in any event, within two Business Days following, such termination in the case of a termination pursuant to Section 9.1(c)(i).

(b) In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), (ii) prior to such termination, a Company Acquisition Proposal has been made to the Company Board or the Company and has been publicly announced and not withdrawn and (iii) within 12 months after such termination, the Company enters into a definitive agreement with respect to a Company Acquisition Proposal or consummates a Company Acquisition Proposal (whether or not the same Company Acquisition Proposal as that referred to in clause (ii) above), then, in any such event, the Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee (less any Expense Reimbursement previously paid to Parent by the Company in accordance with Section 9.3(c)), within two Business Days following the earliest to occur of the events described in clause (iii) of this Section 9.3(b); provided, however, that for purposes of the definition of “Company Acquisition Proposal” in this Section 9.3(b), references to “20%” shall be replaced by “50%”.

(c) In the event that this Agreement is terminated pursuant to Section 9.1(b)(iii) and, at such time, the Company Termination Fee is not otherwise payable as a result of such termination, then the Company shall pay to Parent an amount equal to the reasonable and documented out-of-pocket expenses incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated hereby, including the Debt Financing (including fees and expenses of counsel, accountants, investment bankers, other advisors and financing sources), up to $10 million (the amount paid pursuant to this Section 9.3(c), the “Expense Reimbursement”), within two Business Days following the date of Parent’s delivery of an invoice therefor, by wire transfer in immediately available funds to the account(s) designated in writing by Parent to the Company; provided that the existence of circumstances which could require the Company Termination Fee (less any Expenses Reimbursement previously paid to Parent by the Company) to become subsequently payable by the Company shall not relieve the Company of its obligations to pay the Expense Reimbursement pursuant to this Section 9.3(c); provided, further, that the payment by the Company of the Expense Reimbursement pursuant to this Section 9.3(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee (less any Expenses Reimbursement previously paid to Parent by the Company).

(d) In the event that this Agreement is terminated (i) by the Company or Parent pursuant to (A) Section 9.1(b)(i) and at such time, (x) the only conditions set forth in Section 8.1 and Section 8.2 that shall not have been satisfied or waived as of such time (other than those conditions that by their terms are to be satisfied at the Closing and are capable of being satisfied) are (1) the condition set forth in Section 8.1(b), or Section 8.1(c), (2) those conditions that shall not have been satisfied as a result of (I) any failure to obtain any clearance, approval or consent from any Governmental Authority of the PRC, in each case that is necessary for the consummation of the transactions contemplated by this Agreement or (II) any Law or Order (whether temporary, preliminary or permanent) of any Governmental Authority of the PRC prohibiting or making illegal the consummation of the Merger or (y) the Company could have terminated this Agreement pursuant to Section 9.1(d)(iii) or (B) Section 9.1(b)(ii) (with respect to (x) any Law or Order of any Governmental Authority of the PRC or (y) any Law or Order arising under any Competition Law), or (ii) by the Company pursuant to Section 9.1(d)(iii), then, in each such case, Parent and the Company shall instruct the Escrow Agent, pursuant to and in accordance with the terms of the Escrow Agreement, to (x) pay to the Company, or Parent shall otherwise pay to the Company, by wire transfer of immediately available funds, a fee in the amount of $171,100,000 (the “Parent Termination Fee”) as promptly as practicable (and, in any event, within two Business Days) following such termination and (y) return to Parent the remainder of the Escrow Amount (including any interest or income earned thereon) less any amount of monetary damages that the Company is seeking, and is permitted under this Agreement to seek, due to a Willful Breach of this Agreement by Parent.

(e) The Parties acknowledge that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the Parties would not have entered into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 9.3, including by failing to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement providing for the release of the Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against the defaulting Party for the amount due pursuant to this Section 9.3, or any portion of such amount, then such defaulting Party shall pay the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 9.3 from the date such payment was required to be made until the date of payment at the annual rate of 5% plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law). All payments under this Section 9.3 shall be made by wire transfer of immediately available funds to the account(s) designated in writing by Parent or the Company, as applicable. In no event shall a Company Termination Fee or Parent Termination Fee be payable more than once.

(f) Notwithstanding anything in this Agreement to the contrary, subject to Section 10.13 and other than in the case of Willful Breach (it being agreed that, if Parent and Merger Sub are not otherwise in material breach of any of their representations, warranties, covenants or agreements contained in this Agreement, any failure by Parent and Merger Sub to consummate the Closing that results from a Financing Failure shall not in and of itself be deemed to be a Willful Breach by Parent or Merger Sub):

(i) in the event that this Agreement is terminated under circumstances in which the Company Termination Fee is payable pursuant to this Section 9.3, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub, the Debt Financing Parties and any of their respective former, current or future stockholders, directors, officers, employees, Affiliates and Representatives (the “Parent Related Parties”) against the Company and its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, Employees, Affiliates or Representatives (the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, (X) none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated hereby (whether at Law or in equity and whether based on contract, tort or otherwise), (Y) none of the Parent Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at Law or in equity, in Contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby, and (Z) Parent shall cause any claim which is brought by any Parent Related Party against any Company Related Party and which is inconsistent with the limitations set forth in this Section 9.3(f)(i) to be dismissed promptly and in any event with five Business Days after it is first initiated; and

(ii) in the event that this Agreement is terminated under circumstances in which the Parent Termination Fee is payable pursuant to this Section 9.3, the payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company, its Subsidiaries and the Other Company Related Parties against Parent, Merger Sub, the other Parent Related Parties and the Debt Financing Source Parties for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, (X) none of the Parent Related Parties nor the Debt Financing Source Parties shall have any further liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated hereby (including the Debt Financing) or thereby (whether at Law or in equity and whether based on contract, tort or otherwise), (Y) none of the Company, its Subsidiaries or any other Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at Law or in equity, in Contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby (including the Debt Financing), and (Z) the Company shall cause any claim which is brought by any Company Related Party against any Parent Related Party or Debt Financing Source Party and which is inconsistent with the limitations set forth in this Section 9.3(f)(ii) to be dismissed promptly and in any event with five Business Days after it is first initiated.

(iii) For the avoidance of doubt, while each of the Company and Parent may pursue both a grant of specific performance and the payment of the Parent Termination Fee or the Company Termination Fee under this Section 9.3, as applicable, under no circumstances shall the Company or Parent be permitted or entitled to receive both (x) a grant of specific performance to cause Parent to make the payment of the Merger Consideration and the other Merger Amounts and to cause the Effective Time to occur and to consummate the Closing and (y) the payment of the Parent Termination Fee or the Company Termination Fee, as applicable.

ARTICLE X

MISCELLANEOUS

Section 10.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or, except as provided in Section 9.2, the termination of this Agreement pursuant to Section 9.1, as the case may be. This Section 10.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.2 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of the Parties at any time prior to the Effective Time with respect to any of the terms contained herein; provided that after the Company Stockholder Approval is obtained, no amendment that requires further stockholder approval under applicable Law shall be made without such required further approval; provided, further, that Section 9.3(f)(ii), this Section 10.2, Section 10.8, Section 10.10 (third sentence), Section 10.12, Section 10.13(d), Section 10.14 and Section 10.15 shall not be amended in any manner adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Parties party to the Debt Commitment Letter. A termination of this Agreement pursuant to Section 9.1 or an amendment or waiver of this Agreement pursuant to this Section 10.2 or Section 10.3 shall, in order to be effective, require, in the case of Parent, Merger Sub and the Company, action by their respective board of directors (or a committee thereof) or sole member, as applicable.

Section 10.3 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, Parent and Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other Party or (c) subject to the second proviso of the first sentence of Section 10.2, waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The Parties acknowledge and agree that Parent shall act on behalf of Merger Sub and the Company may rely on any notice given by Parent on behalf of Merger Sub with respect to the matters set forth in this Section 10.3.

Section 10.4 Expenses and Transfer Taxes. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. Notwithstanding the foregoing, (i) Parent shall pay any and all fees and expenses, other than the Company’s attorneys’ fees, incurred in connection with the filing by the Parties of the premerger notification and report forms relating to the Merger under the HSR Act and the filing of any notice of other document under any applicable foreign Competition Law and (ii) except as provided in Section 2.8(b)(i), Parent or the Surviving Corporation shall bear all transfer, documentary, stamp, registration and other similar Taxes imposed with respect to the Merger or the transfer of shares of Company Stock pursuant to the Merger.

Section 10.5 Company Disclosure Letter References. All capitalized terms not defined in the Company Disclosure Letter shall have the meanings assigned to them in this Agreement. The Company Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Company Disclosure Letter shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Company Disclosure Letter relating to the Company’s representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within the Company Disclosure Letter is expressly made to such other part in the Company Disclosure Letter, as well as to the extent that the applicability of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Company Disclosure Letter be deemed or interpreted to expand the scope of the Company’s representations, warranties, covenants or agreements set forth in this Agreement.

Section 10.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt and with a confirmatory copy sent by a nationally recognized overnight courier service) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 10.6):

if to any of the Parent Parties, or Merger Sub, to:

Karta Halten B.V.

2nd Floor, 3600 Lysander Lane

Richmond, BC

Canada, V7B 1C3

Attention: Head of Legal

Email: contract.notices@paperexcellence.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Robert M. Katz

Jason Morelli

Email: Robert.Katz@lw.com

Jason.Morelli@lw.com

if to the Company, to:

Domtar Corporation

234 Kingsley Park Drive

Fort Mill, South Carolina 29715

Attention: Nancy Klembus,

Senior Vice President, General Counsel

and Corporate Secretary

Email: Nancy.Klembus@domtar.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Paul S. Bird

William D. Regner

Email: psbird@debevoise.com

wdregner@debevoise.com

Section 10.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 10.8 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Company Disclosure Letter, the Parent Disclosure Letter, the Escrow Agreement, the Equity Commitment Letter and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Parent and the Company and among the Parties with respect to the subject matter hereof and thereof (provided that (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall terminate and no longer be in effect upon execution and delivery hereof) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns, except for the rights of the Company to pursue, on behalf of the holders of Company Stock and Company Awards, damages (including damages incurred or suffered by the holders of Company Stock and Company Awards in the event such holders would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement) in the event of Parent’s, Shareholder’s or Merger Sub’s breach of this Agreement, the rights of the holders of Company Stock to, following the Effective Time, receive the Merger Consideration in accordance with Article II and the rights of the holders of Company Awards, following the Effective Time, to receive the consideration payable in accordance with Article II; provided that notwithstanding the foregoing, following the Effective Time, the provisions of Section 6.2 shall be enforceable by each Company Indemnified Party hereunder and his or her heirs or representatives; provided, further, that the Company shall be an express third-party beneficiary with respect to the Equity Commitment Letter; provided, further, that the Debt Financing Parties and each of their respective Affiliates and their respective directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (each, a “Debt Financing Source Party”, collectively, the “Debt Financing Source Parties”) shall be express third-party beneficiaries with respect to Section 9.3(f)(ii), Section 10.2, this Section 10.8, Section 10.10 (third sentence), Section 10.12, Section 10.13(d), Section 10.14 and Section 10.15.

Section 10.9 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, each of Parent and Merger Sub may collaterally assign their respective rights under this Agreement, in whole or in part, (i) to any Debt Financing Party or (ii) assign their respective rights under this Agreement in connection with the mitigation of any withholding or deduction pursuant to Section 2.11; provided that no such assignment shall relieve Parent or Merger Sub of their obligations hereunder.

Section 10.11 Guarantee.

(a) Pearl 1 and Pearl 2 (the “Guarantors”) hereby jointly and severally, absolutely, unconditionally and irrevocably guarantee, as primary obligors and not as surety, the due, prompt and full performance, payment and discharge when due of all of the covenants, obligations, agreements and undertakings of Parent and Merger Sub under this Agreement (including any payment obligations hereunder) in accordance with its express terms (such obligations, the “Guaranteed Obligations”). The Guaranteed Obligations are primary, absolute, unconditional and irrevocable, and such obligations shall continue in full force and effect until the payment and performance, as applicable, of all of the Guaranteed Obligations and are not conditioned upon any event or contingency or upon any attempt first to obtain payment or performance from Parent under this Agreement, or pursuit of any other right or remedy against Parent through the commencement of a Proceeding or otherwise. With respect to its obligations hereunder, the Guarantors expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of Parent, and all suretyship defenses generally. The Guarantors acknowledge and agree that their obligations hereunder shall continue in full force and effect, without notice from any other party in the event the obligations of Parent or the Guarantors under this Agreement are amended or in any way modified, and that the Guaranteed Obligations shall continue and shall apply in full to such amended obligations of Parent or the Guarantors as though the amended terms had been part of this Agreement from the original date of execution thereof. The Guarantors acknowledge and agree that their obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of Company to assert any claim or demand or to enforce any right or remedy against Parent; (ii) any change in the time, place or manner of payment or performance of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement; (iii) any change in the corporate existence, structure or ownership of Parent; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent; (v) the existence of any claim, set-off or other right which the Guarantors may have at any time against Parent, whether in connection with the Guaranteed Obligations or otherwise; or (vi) the adequacy of any means the Company may have of obtaining payment or performance related to the Guaranteed Obligations.

Section 10.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; provided that, notwithstanding the foregoing, except as otherwise set forth in the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Debt Financing Source Parties in any way relating to the Debt Letters or the performance thereof or the Debt Financing or in any definitive documentation related to the Debt Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of Law of any jurisdiction other than the State of New York.

Section 10.13 Enforcement; Exclusive Jurisdiction.

(a) The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the limitations in Section 9.3(f), the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Merger, in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware, or, if both the Court of Chancery of the State of Delaware and the federal courts located in the State of Delaware decline to accept jurisdiction over a particular matter, any state court of the State of Delaware having subject matter jurisdiction, without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity (including monetary damages). The Parties’ rights in this Section 10.13 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 10.13.

(b) Notwithstanding anything in this Agreement to the contrary, but subject to Section 9.3(f), the Parties hereby acknowledge and agree that the Company shall be entitled to specific performance to cause Parent to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter and to make the payment of the Merger Consideration and the other Merger Amounts and to cause the Effective Time to occur and to consummate the Closing if, and only if, (i) the conditions to the Merger set forth in Article VIII have been satisfied or waived at the time when the Closing is required to occur pursuant to Section 2.2 and (ii) the Company has irrevocably confirmed in writing to the Parent that is ready, willing and able to consummate the Closing; provided that the Company shall not be entitled to specific performance to cause Parent to make the payment of the Merger Consideration and the other Merger Amounts and to cause the Effective Time to occur and to consummate the Closing if (A) the Marketing Period has ended, (B) the failure by Parent to make the payment of the Merger Consideration and the other Merger Amounts and to cause the Effective Time to occur and to consummate the Closing results from a Financing Failure and (C) Parent and Merger Sub are not in material breach of any of their representations, warranties, covenants or agreements contained in this Agreement.

(c) In addition, each of the Parties (i) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware, or, if both the Court of Chancery of the State of Delaware and the federal courts located in the State of Delaware decline to accept jurisdiction over a particular matter, any state court of the State of Delaware having subject matter jurisdiction, (ii) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum and (iv) consents to service of process being made through the notice procedures set forth in Section 10.6.

(d) Notwithstanding anything to the contrary in this Agreement, each Party agrees (on behalf of itself and its Affiliates) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Debt Letters or the performance thereof or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and of the appropriate appellate courts therefrom).

Section 10.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING AGAINST THE DEBT FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT LETTERS, THE DEBT FINANCING, THE TRANSACTIONS CONTEMPLATED THEREBY OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

Section 10.15 No Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any Party or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim or Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith; provided that, notwithstanding the foregoing, the Company shall be an express third-party beneficiary with respect to the Equity Commitment Letter entitled to enforce its rights against the parties thereto in accordance with the terms thereof. Without limiting the rights of the Company against Parent, in no event shall the Company or any of its Affiliates seek to enforce its rights, make any claims for breach, or seek to recover monetary damages from, any Non-Recourse Party under this Agreement. Notwithstanding anything herein to the contrary, the Company on behalf of itself and each of its Subsidiaries and Affiliates agrees that none of the Debt Financing Source Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates (in each case, other than Parent and Merger Sub), and hereby waives any rights or claims against any Debt Financing Source Parties, in each case, relating to or arising out of this Agreement, the Debt Letters, the Debt Financing, any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise. Notwithstanding the foregoing, nothing in this Section 10.15 shall in any way limit or modify the rights and obligations of the Parent Parties and Merger Sub under this Agreement or any Debt Financing Source Party’s obligations to Parent, Merger Sub and, from and after the Effective Time, the Surviving Corporation and its Subsidiaries under the Debt Letters, the Debt Financing or any of the agreements entered into in connection with the Debt Financing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

DOMTAR CORPORATION

By:	/s/ John D. Williams
Name: John D. Williams
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

KARTA HALTEN B.V.

By:	/s/ Hardi Wardhana
Name: Hardi Wardhana
Title: Authorized Signatory

By:	/s/ Petrus H. Bosse
Name: Petrus H. Bosse
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

PEARL MERGER SUB INC.

By:	/s/ Hardi Wardhana
Name: Hardi Wardhana
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

PAPER EXCELLENCE B.V.

By:	/s/ Hardi Wardhana
Name: Hardi Wardhana
Title: Authorized Signatory

By:	/s/ Petrus H. Bosse
Name: Petrus H. Bosse
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

HERVEY INVESTMENTS B.V.

By:	/s/ Petrus H. Bosse
Name: Petrus H. Bosse
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]